SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 29, 2006

Press Release dated November 24, 2006

Press Release dated November 14, 2006

Press Release dated November 10, 2006

Press Release dated November 10, 2006

Report on the Third Quarter of 2006 as of September 30, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: November 30, 2006

PRESS RELEASE

San Donato Milanese (Milan), 29 November 2006 – With reference to the sanction given by the European Commission to some chemical companies including Eni and Polimeri Europa for participating in an alleged cartel in the BR/ESBR synthetic rubber market. Eni and Polimeri Europa reject the European Commission’s charges and reserve the right to appeal to the European Court of First Instance. The alleged breaches of community antitrust regulations took place in the period between 1995 and 2001.

The EU Commission decision involves Eni as parent company of Polimeri Europa, and – with no factual evidence – presumes Eni to be guilty for the conduct of its subsidiaries. Eni believes that this application of the antitrust regulations is without precedent in European Commission rulings and attributes liability purely on the basis of corporate control.

Eni consequently reserves the right to appeal against the fine of Euro 272.25 million, holding that there are no factual and legal grounds for attributing liability to the parent company, which has never been involved, nor could have been involved, in the ordinary conduct of the businesses in question.

Eni believes, furthermore, that the sanctions imposed are entirely disproportionate and unjustified, in relation both to the gravity of the companies’ conduct – even as reconstructed by the European Commission – and to the fact that such conduct could in no way have had a negative effect on the end consumer.

Company contacts:

Press Office: Tel. +39 02.52031875 - +39 06.5982398
Freephone: 800940924
Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Roma, 24 November 2006 - With reference to market rumours in the French press today, following the request of the Italian Stock Exchange Authority, Eni states that it is not planning to launch a bid on Technip.

Company contacts:

Press Office: +39 02 52031875 - 06 5982398

Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni and Gazprom sign strategic agreement

San Donato Milanese (Milan), 14 November 2006 – Eni CEO Paolo Scaroni and Gazprom CEO Alexey Miller signed today in Moscow a broad strategic agreement between Eni and Gazprom.

The agreement sets up an international alliance enabling the two companies to launch joint projects in the mid and downstream gas, in the upstream and in technological cooperation.

Mid and Downstream gas

Gazprom will extend the duration of its gas supply contracts to Eni until 2035, confirming Eni as the world’s single largest customer of Gazprom.

Through this agreement, starting from 2007, Gazprom will sell directly into the Italian market increasing volumes of gas (which are part of volumes currently sold to Eni), building up to some 3 billion cubic metres from 2010 for the entire duration of the long term supply contract.

Upstream

Eni and Gazprom have identified major projects (companies and assets) in Russia and outside of Russia that will be jointly owned by the two companies. Eni and Gazprom have agreed to work with each other on an exclusive basis on these projects, which are expected to be finalised by the end of 2007.

Technological Cooperation & Development

Eni and Gazprom will sign specific agreements in the following areas:

  Long-distance gas transportation. In this sector Eni and Snam Rete Gas will provide their know-how and expertise, including proprietary transport technology TAP (high pressure transmission) for the development of Russia’s gas transportation system.
  Development of LNG projects for the global gas market.

Commenting on the agreement Eni CEO Paolo Scaroni said: "This is a historic agreement. The new strategic alliance between Eni and Gazprom has been made possible by our unique relationship which dates back over 50 years and will encompass the next 30 years involving all the business areas of both companies. The agreement signed today is a major step towards the security of energy supply to our Country".

Company contacts:

Press Office: +39 02 52031875 - 06 5982398

Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni initiates arbitration proceedings to defend its interests in Venezuela

San Donato Milanese (Milan), 10 November 2006 - On April 1st Venezuelan national oil company PDVSA terminated, unilaterally, the operating service contract for Eni’s mineral activities in the Dación area.

Eni considers this action a violation of its rights, which are protected by the Bilateral Treaty for the protection of investments between Venezuela and the Netherlands, where subsidiary Eni Dación B.V., holder of the operating service contract, is registered.

Eni has therefore initiated today arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Dispute (ICSID), a World Bank organization which resolves disagreements in relation to the violation of bilateral treaties for the protection of investments.

Despite this action, Eni is still hopeful of negotiating a solution to obtain full compensation.

Company contacts:

Press Office: +39 02.52031875 - +39 06.5982398

Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

ENI ANNOUNCES RESULTS FOR THE THIRD QUARTER
AND THE NINE MONTHS OF 2006

STRONG GROWTH AND EXCELLENT PROFITABILITY

•	Reported net profit: up 3.5% to euro 2.42 billion for the third quarter and up 15.2% to euro 7.70 billion for the nine months
•	Adjusted net profit: up 7.1% to euro 2.62 billion for the third quarter and up 17.5% to euro 8.06 billion for the nine months
•	Cash from operations: euro 4.56 billion for the third quarter and euro 15.22 billion for the nine months
•	Oil and natural gas production substantially stable in the quarter; forecast for 3% annual growth rate confirmed assuming a Brent price of 55 $/bbl
•	Gas sales in Europe: up 7.6% in the quarter (up 6.2% for the nine months)

San Donato Milanese, 10 November 2006 - Eni, the international oil and gas company, today announces its group results for the third quarter and the nine months of 2006 (unaudited).

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

				Summary Group results (million euro)
4,270	4,947	4,828	13.1	Reported operating profit	12,431	15,370	23.6
4,446	5,054	5,127	15.3	Adjusted operating profit (1)	12,627	15,714	24.4
2,340	2,301	2,422	3.5	Net profit (2)	6,683	7,697	15.2
0.62	0.62	0.66	5.7	- per ordinary share (euro) (3)	1.77	2.08	17.1
1.52	1.56	1.67	10.4	- per ADS ($) (3)	4.48	5.17	15.3
2,446	2,483	2,620	7.1	Adjusted net profit (1)	6,855	8,057	17.5

Paolo Scaroni, Chief Executive Officer, commented:
“Following third quarter results, I am confident Eni will deliver excellent profitability for the full year. Operating performance improved in virtually all of Eni’s business divisions, in a favourable trading environment with higher crude prices”.

__________________

(1)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 16.
(2)	Profit attributable to Eni shareholders.
(3)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.

Quarterly financial highlights

•	Adjusted operating profit: up 15.3% to euro 5.13 billion primarily reflecting an improved operating performance of all Eni’s business divisions compared to the third quarter of 2005.
•	Adjusted net profit: up 7.1% to euro 2.62 billion as a result of higher operating profit partly offset by a higher Group tax rate on an adjusted basis, up 4.3 percentage points (from 44.5% to 48.8%).
•	Net cash generated by operating activities[4] totalled euro 4.56 billion allocated as follows: euro 1.84 billion to capital expenditure and euro 2.54 million to the re-payment of debt. A further euro 158 million was spent for the repurchase of 6.83 million of own shares.
•	At period-end, the ratio of net borrowings to shareholders’ equity including minorities decreased from 0.27 at year-end 2005 to 0.09.
•	Return on average capital employed (ROACE)[5] calculated for the twelve-month period ending 30 September 2006 was 21.8%.

Quarterly operational highlights and trading environment

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

				Key operating data
1,715	1,748	1,709	(0.3)	Oil and natural gas production (kboe/d)	1,714	1,761	2.7
6,749	7,826	7,259	7.6	Natural gas sales in Europe (mmcf/d)	8,573	9,107	6.2
564	493	526	(6.8)	- of which upstream sales	574	534	(7.0)
				Retail sales of refined products in Europe
261	252	260	(0.4)	(Agip brand) (kbbl/d)	249	250	0.4
6.15	6.00	6.33	2.9	Electricity sold production (TWh)	16.70	18.75	12.3

•	Oil and natural gas production for the quarter averaged 1.71 mmboe/d, almost unchanged relative to the third quarter of 2005. Production compared to a year ago, however, increased by 4.2%, excluding the impact of the loss of production at the Venezuelan Dación oilfield (down 62 kbbl/d) as a consequence of the unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan State oil company PDVSA and the impact of lower entitlements in certain Production Sharing Agreements (PSAs)[6] and buy-back contracts due to increased oil and gas prices (down 16 kbbl/d). Libya, Angola and Egypt were the main growth areas.
•	Natural gas sales in Europe were up 7.6% to 7,259 mmcf/d driven primarily by the growth in sales in a number of target European markets and the build-up of supplies of natural gas from Libya.
•	The trading environment was supported by higher oil prices with average Brent crude prices close to $70 per barrel, up 12.9% compared to the third quarter of 2005, and improved selling margins on natural gas and products. These positives were offset in part by the appreciation of the euro over the dollar (up 4.4%). Refining margins achieved by Eni were higher compared to the third quarter of 2005 in spite of a negative trend in market benchmarks (Brent refining margins were down 39.2% for the same period). The performance of Eni’s refining margins was attributable to a better yield on the spate of processed crude.

__________________

(4)	See disclaimer below.
(5)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR recommendation No. 2005-178b. See pages 21 and 23 for leverage and net borrowings and ROACE, respectively.
(6)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices also affect the share of production to which the contractor is entitled in order to remunerate its capital employed (Profit oil). A similar scheme applies to buy-back contracts.

Outlook

Eni reaffirms its 2006 outlook, with key business trends for the year as follows:

-	production of liquids and natural gas is forecast to continue growing from 1.74 mmboe/d in 2005. Increases will be achieved outside Italy, mainly in Libya, Angola and Egypt due to the achievement of full production in fields which started-up in 2005 and to new start-ups in 2006. Production for the year is expected to be adversely affected by the loss of the Venezuelan Dación oilfield, the impact of security issues in Nigeria and natural field decline, mainly in Italian fields. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, the production growth rate for the year is expected to be approximately 3%, assuming a Brent crude oil price of approximately $55 per barrel in the market scenario for 2006;
-	sales volumes of natural gas in Europe are forecast to increase by more than 6% from 2005 levels (9,095 mmcf/d) with major increases expected in volumes sold in the Iberian Peninsula, German/Austrian, Turkish and French markets;
-	sold production of electricity iis expected to increase by more than 9% from 2005 levels (22.77 TWh) due to the continuing ramp-up of new production capacity, offset in part by higher levels of maintenance activity;
-	refining throughputs on Eni’s account aare expected to decline slightly from 2005 due to higher levels of maintenance activity, with Eni’s refineries expected to run at full capacity;
-	retail sales of refined products on the Agip branded network are expected to decline slightly in Italy, while continuing their upward trend in the rest of Europe, with major increases in the German, Spanish, Austrian and French markets reflecting contributions from new or purchased outlets.

In 2006, capital expenditure is expected to amount to euro 8.7 billion, representing a 17% increase from 2005. Approximately 90% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing divisions; increases are expected in exploration projects, development of oil and natural gas reserves, upgrading of refineries and upgrading of natural gas transport and import infrastructure. The Engineering and Construction segment is also expected to increase its capital expenditure by approximately 84.5% due to the construction of a new FPSO unit and upgrading of the fleet and logistic centres. The reduction in forecast capital expenditure for the year, compared to the guidance given at the end of the second quarter of 2006 (euro 9.1 billion) is due to a reduction of forecast amounts in the following business segments: (i) Exploration & Production, as a consequence of delays in a number of development projects; (ii) Refining & Marketing, as a consequence of delays in expenditure for certain refining projects.
Management also expects net borrowings to increase from the current level, reflecting cash requirements for capital expenditure planned in the fourth quarter (approximately euro 3.8 billion) for the distribution to shareholders of the interim dividend of euro 0.60 per share for fiscal year 2006 (corresponding to approximately euro 2.2 billion) and the repurchase of own shares. At year-end, the ratio of net borrowings to shareholders’ equity including minorities is expected to reach 0.20.

Disclaimer
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in average net borrowings for the nine months cannot be extrapolated for the full year.
Cautionary statement
This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions, future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; and other factors discussed elsewhere in this document.

* * *

Contacts
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations
e-mailbox: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office:
e-mailbox: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

Eni
Società per Azioni
Rome, Piazzale Enrico Mattei, 1
Capital stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel. +39-0659821- Fax +39-0659822141

* * *

This press release and Eni’s Report on the Third Quarter of 2006 (unaudited) are also available on the Eni web site: “www.eni.it”.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 73 countries and is Italy’s largest company by market capitalisation.

Summary results for the third quarter and the nine months of 2006
(all figures in euro millions, except per share data and where indicated)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

18,121	20,739	20,366	12.4	Net sales from operations	52,222	64,689	23.9
4,270	4,947	4,828	13.1	Reported operating profit	12,431	15,370	23.6
(505)	(241)	82		Exclusion of inventory holding (gains) losses	(1,001)	(253)
3,765	4,706	4,910	30.4	Replacement cost operating profit	11,430	15,117	32.3
3,682	4,090	4,041	9.8	Exploration & Production	9,031	12,439	37.7
460	718	586	27.4	Gas & Power	2,585	2,473	(4.3)
235	159	333	41.7	Refining & Marketing	641	534	(16.7)
(63)	(14)	36	..	Petrochemicals	146	44	(69.9)
60	133	145	141.7	Engineering and Construction	172	356	107.0
(378)	(151)	(185)	51.1	Other activities	(637)	(401)	37.0
(125)	(91)	(65)	48.0	Corporate and financial companies	(336)	(207)	38.4
(106)	(138)	19		Unrealized profit in inventory (a)	(172)	(121)

2,340	2,301	2,422	3.5	Net profit (b)	6,683	7,697	15.2
(317)	(151)	30		Exclusion of inventory holding (gains) losses	(628)	(180)
2,023	2,150	2,452	21.2	Replacement cost net profit (b)	6,055	7,517	24.1
				Exclusion special items
				of which:
		19		Non-recurring items		19
423	333	149		Other special items	800	521
2,446	2,483	2,620	7.1	Adjusted net profit (b)	6,855	8,057	17.5

				Per ordinary share data (euro):
0.62	0.62	0.66	5.7	Reported net profit	1.77	2.08	17.1
0.54	0.58	0.66	23.8	Replacement cost net profit	1.61	2.03	26.3
0.65	0.67	0.71	9.4	Adjusted net profit	1.82	2.17	19.6

				Per ADS data ($):
1.52	1.56	1.67	10.4	Reported net profit	4.48	5.17	15.3
1.31	1.46	1.69	29.3	Replacement cost net profit	4.06	5.05	24.3
1.58	1.68	1.81	14.2	Adjusted net profit	4.60	5.41	17.7
3,766.8	3,709.1	3,688.1		Weighted average number of outstanding shares (c)	3,770.4	3,706.8

4,251	4,802	4,555	7.2	Net cash provided by operating activities	12,864	15,223	18.3
1,744	1,714	1,835	5.2	Capital expenditure	4,950	4,889	(1.2)

				Trading environment indicators
61.54	69.62	69.49	12.9	Average price of Brent dated crude oil (1)	53.54	66.96	25.1
1.220	1.256	1.274	4.4	Average EUR/USD exchange rate (2)	1.264	1.244	(1.6)
50.44	55.43	54.55	8.1	Average price in euro of Brent dated crude oil	42.36	53.82	27.1
7.02	5.77	4.27	(39.2)	Average European refining margin (3)	6.02	4.33	(28.1)
5.75	4.59	3.35	(41.7)	Average European refining margin in euro	4.76	3.48	(26.9)
2.13	2.89	3.24	52.1	Euribor - three-month rate (%)	2.13	2.91	36.6
3.74	5.13	5.41	44.7	Libor - three-month dollar rate (%)	3.27	5.11	56.3

(a)	Unrealized profit in inventory concerned intra-group sales of goods and services recorded at period end in the equity of the purchasing business segment.
(b)	Profit attributable to Eni shareholders.
(c)	Assuming diluition.
(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Results for the third quarter of 2006

Bottom line
Eni’s net profit for the third quarter of 2006 was euro 2,422 million, up euro 82 million from the third quarter of 2005, or 3.5%, reflecting an improved operating performance of all Eni’s business divisions, partially offset by a higher Group tax rate, from 46.0% to 50.4%. The increase in the tax rate was driven principally by two factors. Firstly, a higher share of profit before income taxes was earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group. Secondly, in July 2006 the British Government implemented an increase in the supplemental tax rate applicable to profit before taxes earned by the Exploration & Production segment in the North Sea. This increase, which is retroactive to the start of the year, affected both current taxes and deferred tax liabilities (for a total of euro 175 million). The impact on current taxes amounted to euro 84 million, of which euro 66 million pertained to the first quarter and second quarter of 2006.

Adjusted net profit for the quarter was up 7.1% to euro 2,620 million. Adjusted net profit is calculated by excluding an inventory holding loss of euro 30 million and special charges of euro 168 million (both amounts net of the related tax effect) relating principally to asset impairments, risk provisions, environmental provisions, provisions for redundancy incentives and a one-time deferred tax-charge related to the supplemental tax rate of the North Sea.

Divisional performance
Replacement cost operating profit for the third quarter was euro 4,910 million, representing an increase of euro 1,145 million over the third quarter of 2005, or 30.4%, reflecting primarily the increase reported in the:

-	Exploration & Production division (up euro 359 million or 9.8%), reflecting higher realisations in dollars (oil up 16.5%; natural gas up 19.2%), offset in part by increased production costs and amortisation charges, and increased exploration expenses. Profit for the quarter was also adversely impacted by the appreciation of the euro over the dollar for an approximate euro 190 million charge, related in part to currency translation effects;
-	Gas & Power division (up euro 126 million, or 27.4%), reflecting primarily higher natural gas selling margins, supported by a favourable trading environment. Moreover, the adverse impact of tariff regulation enacted by the Authority for Electricity and Gas with resolution No. 248/2004 for the nine months of 2005 was incurred in full in the third quarter of 2005 on the basis that developments in the proceeding with the Authority occurred in that period. Other positives include an increase in volumes of natural gas sold by consolidated subsidiaries (up 399 mmcf/d). On the negative side, transport tariffs of natural gas in Italy were lower than in the same period a year ago as a consequence of a tariff regime enacted by the Italian Authority for Electricity and Gas with resolution No. 166/2005. Selling margins on electricity were also lower;
-	Refining & Marketing division (up euro 98 million or 41.7%), reflecting primarily higher realised refining margins attributable to an improved yield of the slate of processed crude, in spite of a negative trend in market benchmarks (Brent margins were down 2.75 $/bbl or 39.2% from a year ago). The operating profit of the refining business was adversely affected by the appreciation of the euro over the dollar and lower refining throughputs. Other positives of the quarter included lower special charges related in particular to lower environmental provisions and the improved operating results of marketing activities in Italy;
-	Petrochemical division, which achieved a replacement cost operating profit of euro 36 million as compared to an operating loss of euro 63 million a year ago. The euro 99 million improvement in operating performance reflected a recovery in product selling margins;
-	Engineering and Construction division (up euro 85 million or 141.7%), reflecting favourable trends in demand for oilfield services.

Results for the nine months

Bottom line
Eni’s net profit for the nine months of 2006 was euro 7,697 million, up euro 1,014 million compared to the same period of 2005 (up 15.2%), reflecting the higher operating profit (up euro 2,939 million, or 23.6%), partially offset by a higher Group tax rate, which increased from 45.6% to 49.9%.
Return on average capital employed (ROACE) calculated on the twelve-month period ending on 30 September 2006 was 21.8%.
Eni’s results benefited from a favourable trading environment, with a higher Brent crude oil price (up 25.1% compared to the same period of 2005) and a depreciation of the euro versus the dollar (down 1.6%). These positives were partially offset by declining refining margins (margin on Brent were down 28.1%) and lower selling margins on refined and petrochemical products. Selling margins on natural gas were underpinned by a favourable trading environment.
Adjusted net profit for the period was up 17.5% to euro 8,057 million.

Divisional performance
Replacement cost operating profit was euro 15.117 million, representing an increase of euro 3,687 million from the nine months of 2005, reflecting primarily the increases achieved in the:

-	Exploration & Production division (up euro 3,408 million or 37.7%), reflecting higher realisations in dollars (oil up 28.8% and natural gas up 20.6%) combined with increased production volumes sold (up 11.9 mmboe), and the favourable impact of the depreciation of the euro versus the dollar (approximately euro 180 million). These positives were offset in part by higher operating costs and amortisation charges, and increased exploration expenses;
-	Engineering and Construction division (up euro 184 million or 107%), due to favourable trends in demand for oilfield services.

These increases were partly offset by lower replacement cost operating profit in the:

-	Gas & Power division (down euro 112 million or 4.3%), due to: (i) lower selling margins on natural gas reflecting higher purchase prices attributable to the gas shortage occurred earlier in the year and the impact of the tariff regime enacted by the Authority for Electricity and Gas with resolution No. 248/2004, partly offset by a favourable trading environment; (ii) lower operating results of transportation activities in Italy primarily attributable to the tariff regime enacted by the Authority for Electricity and Gas with resolution No. 166/2005; (iii) higher special charges related mainly to asset impairments and environmental provisions. On the positive side, natural gas sales by consolidated subsidiaries were up 472 mmcf/d, or 6.3%, and electricity production sold was up 2.05 TWh, or 12.3%. Natural gas volumes transported outside Italy were also higher, reflecting volumes transported through the GreenStream pipeline from Libya coming on line;
-	Refining & Marketing division (down euro 107 million or 16.7%), due to declining refining margins and the impact of the higher level of planned maintenance activities, whose effects were offset in part by the depreciation of the euro over the dollar. Replacement cost operating profit was also adversely impacted by the weak performance of marketing activities in Italy attributable to lower retail margins and the effect of the divestment of Italiana Petroli (IP) in September 2005. On a positive note, special charges decreased from a year ago and marketing activities in the rest of Europe posted improved results;
-	Petrochemical segment (down euro 102 million or 69.9%), due to lower selling margins resulting from the significantly higher cost of oil-based feedstocks which was only partially passed onto selling prices. In addition production volumes were adversely impacted by the outage of the Priolo cracker due to the accident occurred to the nearby refinery late in April 2006.

Net borrowings and cash flow
Net borrowings as of 30 September 2006 amounted to euro 3,850 million, representing a decrease of euro 6,625 million from 31 December 2005. Cash flow from operations totalled euro 15,223 million benefiting also from seasonality factors. Main cash outflows were: (i) financial requirements for capital expenditure and investments for euro 4,965 million; (ii) dividend payments amounting to euro 2,620 million, of which euro 2,400 million pertained to the payment of the balance of the dividend for fiscal year 2005 by the parent company Eni SpA; and (iii) the repurchase of own shares for euro 1,136 million by Eni SpA and euro 324 million by Snam Rete Gas SpA and Saipem SpA. Cash from divestments (euro 128 million) and currency translation effects (approximately euro 450 million) also contributed to the reduction in net borrowings. Leverage, the ratio of net borrowings to shareholders’ equity including minority interests decreased to 0.09, from 0.27 at 31 December 2005.

Net borrowings decreased by euro 2,544 million from 30 June 2006 (euro 6,394 million) as cash inflow generated by operating activities (euro 4,555 million) covered financial requirements for capital expenditure amounting to euro 1,835 million and the repurchase of own shares for euro 158 million. Cash flow was also used to repay debt.

Repurchase of own shares
In the period from 1 January to 30 September 2006, a total of 48.80 million own shares were purchased by the company for a total cost of euro 1,136 million (representing an average cost of euro 23.265 per share). Since the inception of the share buy-back programme (1 September 2000), Eni has repurchased 331 million shares, equal to 8.26% of outstanding capital stock, at a total cost of euro 5,407 million (representing an average cost of euro 16.352 per share).

Capital expenditure
Capital expenditure in the nine months of 2006 amounted to euro 4,889 million (euro 4,950 million in the nine months of 2005) and was primarily related to:

-	the development of oil and gas reserves (euro 2,573 million) in particular in Kazakhstan, Angola, Egypt and Italy and exploration projects (euro 642 million) particularly in Egypt, Italy, Nigeria and the United States;
-	the upgrading and maintenance of Eni’s natural gas transport and distribution networks in Italy (euro 478 million);
-	ongoing construction of combined cycle power plants (euro 139 million);
-	projects aimed at improving flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery, and upgrading the refined product distribution network in Italy and in the rest of Europe (overall euro 373 million);
-	the construction of a new FPSO unit and upgrading of the fleet and logistic centres in the Engineering and Construction segment (euro 403 million).

Financial and operating information by division for the third quarter and the nine months of 2006 is provided in the following pages.

Exploration & Production

(all figures in euro millions, except where indicated)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

				Results
6,058	7,045	6,562	8.3	Net sales from operations	16,112	21,021	30.5
3,682	4,090	4,041	9.8	Operating profit	9,031	12,439	37.7
				Exclusion of inventory holding (gains) losses
3,682	4,090	4,041	9.8	Replacement cost operating profit	9,031	12,439	37.7
132	132	54		Exclusion of special items:	291	129
132	132	48		- asset impairments	290	180
		3		- gains on disposal of assets		(54)
		3		- provision for redundancy incentives	1	3
3,814	4,222	4,095	7.4	Adjusted operating profit	9,322	12,568	34.8

				Results also include:
1,013	1,157	1,106	9.2	Amortisations and depreciations	2,836	3,358	18.4
126	214	255	102.4	- of which amortisations of exploration expenditure	344	656	90.7
1,228	1,153	1,152	(6.2)	Capital expenditure	3,448	3,266	(5.3)

				Production (a) (b)
1,106	1,056	1,041	(5.9)	Total liquids (c) (kbbl/d)	1,104	1,080	(2.2)
3,496	3,991	3,849	10.1	Natural gas (mmcf/d)	3,496	3,920	12.1
1,715	1,748	1,709	(0.3)	Total hydrocarbons (kboe/d)	1,714	1,761	2.7

				Average realisations
55.96	64.33	65.20	16.5	Liquids (c) ($/bbl)	47.98	61.81	28.8
4.56	5.15	5.44	19.2	Natural gas ($/mmcf)	4.37	5.27	20.6
45.72	51.24	52.21	14.2	Total hydrocarbons ($/boe)	40.17	50.00	24.5

				Average oil marker prices
61.54	69.62	69.49	12.9	Brent ($/bbl)	53.54	66.96	25.1
50.44	55.43	54.55	8.1	Brent (euro/bbl)	42.36	53.82	27.1
63.05	70.40	70.38	11.6	West Texas Intermediate ($/bbl)	55.26	68.02	23.1
9.65	6.54	6.07	(37.1)	Gas Henry Hub ($/mmbtu)	7.67	6.77	(11.7)

(a)	Supplementary operating data is provided on page 25.
(b)	Includes Eni’s share of production of equity-accounted entities.
(c)	Includes condensates.

The replacement cost operating profit of the Exploration & Production division totalled euro 4,041 million, up euro 359 million or 9.8% from the third quarter of 2005 reflecting primarily higher realisations in dollars (oil up16.5%, natural gas up 19.2%). On the negative side, we would highlight the following:

-	higher operating costs and amortisation charges attributable to higher costs for the development of new fields and for the maintenance of production levels in certain mature fields, as well as sector specific inflationary pressure;
-	an increased exploration expense (up euro 129 million; euro 134 million on a constant exchange rate basis);
-	a charge of approximately euro 190 million, resulting from the appreciation of the euro over the dollar, also reflecting currency translation effects.

Replacement cost operating profit for the nine months increased by euro 3,408 to euro 12,439 million, up 37.7%, reflecting higher realisations in dollar terms combined with higher sold production volumes (up 11.9 mmboe or 2.6%). A gain of approximately euro 180 million, attributable to a different trend in the euro/dollar exchange rate in the first nine months of the year compared to the third quarter, also contributed to the improved result. On the negative side the result was affected by higher production costs and amortisation charges and an increased exploration expense.

Special charges of euro 54 million (euro 129 million in the first nine months) related primarily to asset impairments were also accounted for in the third quarter of 2006.
Oil and natural gas production in the third quarter of 2006 averaged 1,709 kboe/d, virtually unchanged from the third quarter of 2005 (down 0.3%). Production for the quarter improved by 4.2% when excluding the impact of the unilateral cancellation of the Dación field contract by the Venezuelan state company PDVSA with effect from 1 April 2006 (down 62 kboe/d) and lower entitlements in certain PSAs and buy-back contracts (down 16 kboe/d) due to higher oil prices. Production increases were driven primarily by start-ups/full production of large gas projects (Libya, Australia, Egypt and Croatia) and organic growth in Libya and Angola, whose positive contribution was offset in part by field declines in mature areas and the impact of outages and disruptions in Nigeria due to security issues.
Daily production of oil and condensates for the quarter (1,041 kbbl) increased mainly in Libya and Angola due to coming on stream of new production as well as in the United States due to the near recovery of production at facilities damaged by hurricanes in the third and fourth quarters of 2005. Production decreased in Venezuela and Nigeria due to unforeseen events, as described above, and the United Kingdom and Italy due to the production decline of mature fields.
Daily production of natural gas for the quarter (3,920 mmcf/d) increased mainly in Libya (achievement of full production at the Bahr Essalam field), Nigeria (start-up of trains 4 and 5 of the Bonny LNG plant), Australia (start-up of the gas phase of the Bayu Undan field), Egypt (achievement of full production at the Barboni field, increase in the number of production wells at eI Temsah field and increased supplies to the Damietta LNG plant), Croatia (start-up of the Ika, Ida and Ivana C-K fields). Declines in production were attributable mainly to mature fields in Italy.
In the first nine months of 2006 daily production of oil and gas averaged 1,761 kboe/d, increasing by 47 kboe/d from the first nine months of 2005 (up 2.7%). Excluding the impact of the loss of production of the Dación oil field in Venezuela and of adverse entitlement effects, oil and natural gas production increased by 6.7%. Libya, Angola and Egypt were the main growth areas, while decreases in production were recorded in Nigeria and Italy.
During the third quarter, Eni’s main E&P development projects made good progress. In Kazakhstan, drilling operations at the Kashagan offshore field yielded two more successfully tested wells, confirming the promising production results achieved with the completion of the first well during the second quarter. In Angola engineering and procurement activities are underway as part of phase three of the development of oil reserves discovered in the Kizomba structure, offshore Block 15.
In September, processing facilities have been halted at the Karachaganak gas and condensates field, onshore Kazakhstan, due to scheduled maintenance activity. Operations have been resumed at the beginning of October, reaching full course by mid October. In the quarter condensates were shipped for the first time via the Atyrau-Samara pipeline linked to the Russian pipeline network, marking the start-up of the Baltic route for the exportation of production to western markets.
In October, Eni made two relevant discoveries: (i) in the Gulf of Mexico, in the Mississippi Canyon Block 502 (Eni’s interest 100%), the Longhorn North discovery well drilled at a depth of 3,400 meters highlighted the presence of a sand layer containing natural gas and condensates with higher than expected extension and quality. This discovery, along with the recent adjacent Longhorn discovery, has allowed delineation of a field which Eni is planning to develop in the short term; and (ii) Algeria, in onshore Block 404a (Eni’s interest 12.25%) the Bir Berkine Sud-1 discovery well drilled at a depth of about 3,500 meters highlighted the presence of oil yielding approximately 700 bbl/d of light oil in test production.
In September Eni purchased further interests in two exploration licenses off the coast of Norway: (i) in the PL221 permit (Eni’s interest 30%) where the Victoria gas field, holding recoverable reserves of 1,250 bcf net to Eni, had previously been discovered; (ii) in the PL264 permit (Eni operator with a 40% interest) where the Hvitveis gas field, holding recoverable reserves of 311 bcf net to Eni, had previously been discovered.

Gas & Power

(all figures in euro millions, except where indicated)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

				Results
4,388	5,799	5,265	20.0	Net sales from operations	15,550	20,198	29.9
525	708	592	12.8	Operating profit	2,680	2,499	(6.8)
(65)	10	(6)		Exclusion of inventory holding (gain) loss	(95)	(26)
460	718	586	27.4	Replacement cost operating profit	2,585	2,473	(4.3)
8	73	33		Exclusion of special items	56	140
				of which:
		24		Non-recurring (income) charges		24
8	73	9		Other special charges	56	116
	51			- impairments		51
6	19	3		- environmental provisions	28	42
2	3	5		- provision for redundancy incentives	5	22
		1		- other	23	1
468	791	619	32.3	Adjusted operating profit	2,641	2,613	(1.1)
220	259	311	41.4	Capital expenditure	741	721	(2.7)

468	791	619	32.3	Adjusted operating profit by business	2,641	2,613	(1.1)
(15)	339	186	..	Market and Distribution	1,261	1,230	(2.5)
293	266	230	(21.5)	Transport in Italy	908	801	(11.8)
119	141	140	17.6	Transport outside Italy	339	435	28.3
71	45	63	(11.3)	Power generation	133	147	10.5

				Natural gas sales (a) (mmcf/d)
3,655	3,878	3,605	(1.4)	Italy to third parties (1)	4,760	4,767	0.1
568	625	576	1.4	Own consumption (1)	526	592	12.5
1,551	2,294	2,038	31.4	Rest of Europe (1)	2,121	2,560	20.7
150	81	104	(30.7)	Outside Europe	123	83	(32.5)
5,924	6,878	6,323	6.7	Sales to third parties and own consumption of consolidated companies	7,530	8,002	6.3
472	641	621	31.6	Natural gas sales of affiliates (net to Eni)	650	734	12.9
				Italy (1)	5	1	(80.0)
411	536	514	25.1	Rest of Europe (1)	587	653	11.2
61	105	107	75.4	Outside Europe	58	80	37.9
6,396	7,519	6,944	8.6	Total natural gas sales and own consumption	8,180	8,736	6.8
6,749	7,826	7,259	7.6	Sales of natural gas in Europe (mmcf/d)	8,573	9,107	6.2
6,185	7,333	6,733	8.9	G&P in Europe (1)	7,999	8,573	7.2
564	493	526	(6.8)	Upstream in Europe	574	534	(7.0)
7,010	8,394	7,301	4.2	Transport of natural gas in Italy (mmcf/d)	8,156	8,479	4.0
4,480	5,398	4,641	3.6	Eni	5,191	5,449	5.0
2,530	2,996	2,660	5.1	On behalf of third parties	2,965	3,030	2.2
6.15	6.00	6.33	2.9	Electricity production sold (TWh)	16.70	18.75	12.3

(a)	Supplementary operating data is provided on page 26.

The replacement cost operating profit of the Gas & Power division was euro 586 million, up euro 126 million, or 27.4%, reflecting primarily:

-	higher natural gas selling margins supported by a favourable trading environment. Moreover, the adverse impact of tariff regulation enacted by the Authority for Electricity and Gas with resolution No. 248/2004 for the nine months of 2005 was incurred in full in the third quarter 2005 on the basis of developments of the proceeding with the Authority occurred in said quarter;

-	increasing natural gas sales by consolidated subsidiaries (up 399 mmcf/d or 6.7%), including own consumption, and higher natural gas volumes transported outside Italy.

On the negative side:

-	the lower operating results for the transportation activity in Italy as a consequence of lower tariffs resulting from the implementation of resolution No. 166/2005 by the Italian Authority for Electricity and Gas;
-	the weaker operating results generated from power generation activities due to lower selling margins, offset in part by an increase in volumes sold (up 0.18 TWh or 2.9%).

Despite the positive trend of the third quarter, replacement cost operating profit for the nine months of 2006 (euro 2,473 million) was down euro 112 million, or 4.3%, due mainly to weaker natural gas selling margins affected by higher purchase prices attributable to the gas shortage occurred earlier in the year and the impact of sector regulation in Italy, partly offset by a favourable trading environment, in particular in the thermoelectric sector. Results for the nine months were also adversely impacted by lower transportation tariffs in Italy and higher special charges. On the positive side, natural gas volumes sold increased by 472 mmcf/d or 6.3% and electricity volumes sold increased by 2.05 TWh, or 12.3%. Gas volumes transported outside Italy also increased.

Special charges for the quarter (euro 33 million) included euro 24 million of non-recurring charges, as well as redundancy incentives and environmental provisions. Special charges for the nine months of 2006 (euro 140 million) included the impairments of intangible assets.

Natural gas sales in Europe for the third quarter amounted to 7,259 mmcf/d (including own consumption and sales by affiliates), up 510 mmcf/d from the third quarter of 2005 primarily reflecting growth in target markets of the rest of Europe, up 552 mmcf/d or 21.9%, in particular of:

-	sales under long-term supply contracts to Italian importers (up 284 mmcf/d);
-	supplies to the Iberian Peninsula, Turkey, Austria and Germany.

On the negative side:

-	sales in Italy including own consumption decreased by 42 mmcf/d due to weaker sales to the industrial sector (down 142 mmcf/d), partially offset by higher sales to wholesalers (up 84 mmcf/d) and to the residential and commercial sector (up 23 mmcf/d).

In the nine months of 2006, natural gas sales in Europe increased by 534 mmcf/d to 9,107 mmcf/d, reflecting: (i) growth in the rest of Europe (up 465 mmcf/d or 14.2%), particularly sales to Italian importers and sales to Turkey, the Iberian Peninsula, Austria and Germany; and (ii) increased sales in Italy including own consumption (up 69 mmcf/d or 1.3%), benefiting from growth in the industrial sector and from the build up of supplies to feed Eni’s own power plants. On the negative side, supplies to third party power plants decreased as a consequence of the gas shortage experienced during last winter that led to the substitution of natural gas with fuel oil as feedstock for power generation.
In the third quarter of 2006, electricity production sold increased by 0.18 TWh to 6.33 TWh (up 2.9%), reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi plant (up 0.74 TWh), whose effects were offset in part by the standstill of the Ravenna plant (down 0.46 TWh).
In the nine months of 2006, electricity production sold increased by 2.05 TWh (up 12.3%).

Refining & Marketing

(all figures in euro millions, except where indicated)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

				Results
9,430	10,166	10,185	8.0	Net sales from operations	24,177	29,631	22.6
663	366	250	(62.3)	Operating profit	1,528	705	(53.9)
(428)	(207)	83		Exclusion of inventory holding (gain) loss	(887)	(171)
235	159	333	41.7	Replacement cost operating profit	641	534	(16.7)
113	31	30		Exclusion of special items:	194	108
	17			- impairments		1
118	6	23		- environmental charges	180	84
2		6		- provision for redundancy incentives	9	17
14	2	1		- provision to the reserve for contingencies	31	4
(21)	6			- other	(26)	2
348	190	363	4.3	Adjusted operating profit	835	642	(23.1)
123	137	141	14.6	Capital expenditure	339	373	10.0

				Global indicator refining margin
7.02	5.77	4.27	(39.2)	Brent ($/bbl)	6.02	4.33	(28.1)
5.75	4.58	3.35	(41.7)	Brent (euro/bbl)	4.76	3.48	(26.9)
9.05	8.46	6.82	(24.6)	Ural ($/bbl)	8.53	7.04	(17.5)

				Refining throughputs and sales (kbbl/d)
727	662	679	(6.6)	Refining throughputs on own account Italy	674	650	(3.6)
93	92	97	4.3	Refining throughputs on own account rest of Europe	89	93	4.5
588	543	570	(3.1)	Refining throughputs of wholly-owned refineries	537	529	(1.5)
100	100	100		Utilisation rate of balanced capacity (%)	100	99	(1.0)
182	176	178	(2.2)	Retail Italy Agip brand	175	174	(0.6)
27				Retail Italy IP brand	35
79	76	82	3.8	Retail rest of Europe	74	76	2.7
205	199	195	(4.9)	Wholesale Italy	204	200	(2.0)
83	83	85	2.4	Wholesale rest of Europe	80	83	3.8
7	10	8	14.3	Wholesale rest of World	8	9	12.5
462	463	491	6.3	Other sales	439	473	7.7
1,045	1,007	1,039	(0.6)	Sales	1,015	1,015	..

				Refined product sales by region (kbbl/d)
612	597	593	(3.1)	Italy	599	596	(0.5)
162	159	167	3.1	Rest of Europe	154	159	3.2
271	251	279	3.0	Rest of World	262	260	(0.8)

The replacement cost operating profit of the Refining & Marketing division was euro 333 million, up euro 98 million or 41.7% from the third quarter of 2005 reflecting primarily:

-	higher realised refining margins attributable to the difference in prices of light and heavy crude, which has been captured by Eni’s refining system due to its high conversion rate, in spite of a negative trend in market benchmarks (Brent margins were down 2.75 $/bbl or 39.2% from a year ago). Results for the refining business were adversely affected by the appreciation of the euro over the dollar and lower refining throughputs;
-	lower special charges due to lower environmental provisions;
-	the improved performance of marketing activities in Italy attributable to higher retail margins offset in part by lower volumes sold and the effect of the divestment of Italiana Petroli in September 2005;
-	higher retail margins and volumes sold in marketing activities in the rest of Europe.

Despite the positive trend of the third quarter, replacement cost operating profit for the nine months of 2006 declined by euro 107 million from the nine months of 2005 (down 16.7%) reflecting in particular:

-	the decline in operating performance of the refining business, reflecting the unfavourable trading environment and refinery outages, the effects of which were partially offset by the depreciation of the euro over the dollar;
-	the decline in operating performance of Italian marketing activities due to lower retail margins registered in the first and second quarter, and the effects of competitive pressures in terms of lower volumes sold and the divestment of Italiana Petroli.

On the positive side, special charges were lower than a year ago and marketing activities in the rest of Europe performed well.

Special charges for the third quarter of 2006 amounted to euro 30 million (euro 108 million in the nine months) relating primarily to environmental provisions and provisions for redundancy incentives.

Refining throughputs on Eni’s own account for the third quarter of 2006 in Italy and outside Italy were down 44 kbbl/d to 776 kbbl/d or 5.3%, due principally to operational issues at the Gela refinery, planned maintenance at the Sannazzaro refinery and the outage of the Erg Priolo refinery due to the accident occurred late in April. Increased volumes were processed at the Livorno, Taranto and Venice refineries. Refining throughputs were down 20 kbbl/d to 743 kbbl/d in the nine months of 2006 compared to the nine months of 2005 (down 2.6%).

In the first nine months refineries ran at full capacity.

Sales of refined products for the third quarter decreased by 6 kbbl/d to 1,039 kbbl/d, compared to the third quarter of 2005, due to lower sales on the Agip branded network and on the wholesale markets in Italy (down 14 kbbl/d), whilst sales in the rest of Europe increased by 4 kbbl/d.
The 27 kbbl/d impact in terms of lost retail sales in Italy due to the divestment of Italiana Petroli was partially offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.

Sales of refined products on the Agip branded network in Italy declined by 4 kbbl/d to 178 kbbl/d, due to competitive pressures. Sales of refined products on the retail markets in the rest of Europe (82 kbbl/d) increased principally in Central Eastern Europe in connection with the purchase and lease of service stations.

Sales of refined products for the first nine months of 2006 reached 1,015 kbbl/d were in line with the first nine months of 2005. In particular retail sales on the Agip branded network and wholesale sales in Italy declined by 5 kbbl/d and were offset by higher sales in the rest of Europe (5 kbbl/d).

Summarised Group profit and loss account

(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

18,121	20,739	20,366	12.4	Net sales from operations	52,222	64,689	23.9
163	163	109	(33.1)	Other income and revenues	480	481	0.2
(12,607)	(14,380)	(14,147)	(12.2)	Operating expenses	(36,234)	(45,266)	(24.9)
		(24)	..	of which non-recurring items		(24)	..
(1,407)	(1,575)	(1,500)	(6.6)	Depreciation, amortisation and writedowns	(4,037)	(4,534)	(12.3)

4,270	4,947	4,828	13.1	Operating profit	12,431	15,370	23.6
(60)	109	(42)	30.0	Net financial (expense) income	(268)	109	..
355	227	279	(21.4)	Net income from investments	768	746	(2.9)

4,565	5,283	5,065	11.0	Profit before income taxes	12,931	16,225	25.5
(2,101)	(2,800)	(2,553)	(21.5)	Income taxes	(5,891)	(8,100)	(37.5)

2,464	2,483	2,512	1.9	Net profit	7,040	8,125	15.4
				of which:
2,340	2,301	2,422	3.5	- net profit pertaining to Eni	6,683	7,697	15.2
124	182	90	(27.4)	- net profit of minorities	357	428	19.9

2,340	2,301	2,422	3.5	Net profit pertaining to Eni	6,683	7,697	15.2
(317)	(151)	30		Exclusion of inventory holding (gain) loss	(628)	(180)
2,023	2,150	2,452	21.2	Replacement cost net profit pertaining to Eni (1)	6,055	7,517	24.1
				Exclusion special items:
		19		- non-recurring items		19
423	333	149		- other special items	800	521

2,446	2,483	2,620	7.1	Adjusted net profit pertaining to Eni (1)	6,855	8,057	17.5

(1)	Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measures and a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see below.

Non-GAAP measures

Reconciliation of reported operating profit and net profit to results on a replacement cost basis and on an adjusted basis

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating the performance of the Group and its Divisions. Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is calculated by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting. Special items include certain relevant incomes or charges pertaining to: (i) either infrequent or unusual events and transactions, being identified as non recurring items under such a circumstance; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones. As provided for in Decision No. 15519 of 27 July 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are reported in single line items in profit and loss accounts and in the following tables. For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

Third quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,041	592	250	31	145	(185)	(65)	19	4,828
Exclusion of inventory holding (gains) losses		(6)	83	5					82
Replacement cost operating profit	4,041	586	333	36	145	(185)	(65)	19	4,910
Exclusion of special items
of which:
Non-recurring (income) charges		24							24
Other special charges:	54	9	30	1		91	8		193
environmental charges		3	23			12			38
asset impairments	48					6			54
gains on disposal of assets	3								3
provisions to the reserve for contingencies			1			53			54
provision for redundancy incentives	3	5	6	4		15	2		35
other		1		(3)		5	6		9
Special items of operating profit	54	33	30	1		91	8		217

Adjusted operating profit	4,095	619	363	37	145	(94)	(57)	19	5,127

Reported net profit pertaining to Eni									2,422
Exclusion of inventory holding (gains) losses									30
Replacement cost net profit pertaining to Eni									2,452
Exclusion non-recurring (income) charges									19
Exclusion other special charges									149

Adjusted net profit pertaining to Eni									2,620

Third quarter 2005	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,682	525	663	(51)	60	(378)	(125)	(106)	4,270
Exclusion of inventory holding (gains) losses		(65)	(428)	(12)					(505)
Replacement cost operating profit	3,682	460	235	(63)	60	(378)	(125)	(106)	3,765
Exclusion of special items
of which:
Non-recurring (income) charges
Other special charges:	132	8	113	20		283	125		681
environmental charges		6	118			173			297
asset impairments	132					24			156
gains on disposal of assets
provisions to the reserve for contingencies			14	25		87	119		245
provision for redundancy incentives		2	2			3	6		13
other			(21)	(5)		(4)			(30)
Special items of operating profit	132	8	113	20		283	125		681

Adjusted operating profit	3,814	468	348	(43)	60	(95)		(106)	4,446

Reported net profit pertaining to Eni									2,340
Exclusion of inventory holding (gains) losses									(317)
Replacement cost net profit pertaining to Eni									2,023
Exclusion of special items									423

Adjusted net profit pertaining to Eni									2,446

Second quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,090	708	366	30	133	(151)	(91)	(138)	4,947
Exclusion of inventory holding (gains) losses		10	(207)	(44)					(241)
Replacement cost operating profit	4,090	718	159	(14)	133	(151)	(91)	(138)	4,706
Exclusion of special items
of which:
Non-recurring (income) charges
Other special charges:	132	73	31	19		86	7		348
environmental charges		19	17			52			88
asset impairments	132	51	1			1			185
provisions to the reserve for contingencies			2	18		22			42
provision for redundancy incentives		3	6	1		1	7		18
other			5			10			15
Special items of operating profit	132	73	31	19		86	7		348

Adjusted operating profit	4,222	791	190	5	133	(65)	(84)	(138)	5,054

Reported net profit pertaining to Eni									2,301
Exclusion of inventory holding (gains) losses									(151)
Replacement cost net profit pertaining to Eni									2,150
Exclusion of special items									333

Adjusted net profit pertaining to Eni									2,483

Nine months 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	12,439	2,499	705	100	356	(401)	(207)	(121)	15,370
Exclusion of inventory holding (gains) losses		(26)	(171)	(56)					(253)
Replacement cost operating profit	12,439	2,473	534	44	356	(401)	(207)	(121)	15,117
Exclusion of special items
of which:
Non-recurring (income) charges		24							24
Other special charges:	129	116	108	21		179	20		573
environmental charges		42	84			64			190
asset impairments	180	51	1			10			242
gains on disposal of assets	(54)								(54)
provisions to the reserve for contingencies			4	20		75			99
provision for redundancy incentives	3	22	17	5		16	14		77
other		1	2	(4)		14	6		19
Special items of operating profit	129	140	108	21		179	20		597

Adjusted operating profit	12,568	2,613	642	65	356	(222)	(187)	(121)	15,714

Reported net profit pertaining to Eni									7,697
Exclusion of inventory holding (gains) losses									(180)
Replacement cost net profit pertaining to Eni									7,517
Exclusion non-recurring (income) charges									19
Exclusion other special charges									521

Adjusted net profit pertaining to Eni									8,057

Nine months 2005	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	9,031	2,680	1,528	165	172	(637)	(336)	(172)	12,431
Exclusion of inventory holding (gains) losses		(95)	(887)	(19)					(1,001)
Replacement cost operating profit	9,031	2,585	641	146	172	(637)	(336)	(172)	11,430
Exclusion of special items
of which:
Non-recurring (income) charges
Other special charges:	291	56	194	41		433	182		1,197
environmental charges		28	180			267	46		521
asset impairments	290			18		28			336
gains on disposal of assets
provisions to the reserve for contingencies			31	30		130	119		310
provision for redundancy incentives	1	5	9			3	17		35
other		23	(26)	(7)		5			(5)
Special items of operating profit	291	56	194	41		433	182		1,197

Adjusted operating profit	9,322	2,641	835	187	172	(204)	(154)	(172)	12,627

Reported net profit pertaining to Eni									6,683
Exclusion of inventory holding (gains) losses									(628)
Replacement cost net profit pertaining to Eni									6,055
Exclusion of special items									800

Adjusted net profit pertaining to Eni									6,855

Analysis of special items

(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	2005	2006

			Exclusion of special items
			of which:
		24	Non-recurring (income) charges		24
681	348	193	Other special charges	1,197	573
297	88	38	Environmental charges	521	190
156	185	54	Asset impairments	336	242
		3	Gains on disposal of assets, net		(54)
245	42	54	Provisions to the reserve for contingencies	310	99
13	18	35	Provision for redundancy incentives	35	77
(30)	15	9	Other	(5)	19
681	348	217	Special items of operating profit	1,197	597

			Financial expense (income) and
(107)	(15)	(70)	expense (income) from investments	(105)	(84)
574	333	147	Non-recurring items before income taxes	1,092	513

(151)		21	Income taxes	(292)	27
423	333	168	Total special items	800	540

Adjusted operating profit

(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

				Adjusted operating profit
3,814	4,222	4,095	7.4	Exploration & Production	9,322	12,568	34.8
468	791	619	32.3	Gas & Power	2,641	2,613	(1.1)
348	190	363	4.3	Refining & Marketing	835	642	(23.1)
(43)	5	37	..	Petrochemicals	187	65	(65.2)
60	133	145	141.7	Engineering and Construction	172	356	107.0
(95)	(65)	(94)	1.1	Other activities	(204)	(222)	(8.8)
	(84)	(57)	..	Corporate and financial companies	(154)	(187)	(21.4)
(106)	(138)	19		Unrealized profit in inventory	(172)	(121)
4,446	5,054	5,127	15.3		12,627	15,714	24.4

Summarised Group balance sheet

Summarised group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.
Management believes that this Summarised group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyse its sources of funds and investments in fixed assets and working capital. Management uses the Summarised group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarised Group balance sheet1

(million euro)

31.12.2005	30.06.2006	30.09.2006

Fixed assets
Property, plant and equipment, net	45,013	43,051	43,408
Other tangible assets		654	656
Inventories - compulsory stock	2,194	1,866	1,962
Intangible assets, net	3,194	3,172	3,285
Investments, net	4,311	4,267	4,234
Accounts receivable financing and securities related to operations	775	626	640
Net accounts payable in relation to capital expenditure	(1,196)	(916)	(912)

	54,291	52,720	53,273
Net working capital
Inventories	3,563	4,387	4,440
Trade accounts receivable	14,101	13,359	12,858
Trade accounts payable	(8,170)	(8,747)	(8,136)
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(6,320)	(6,867)
Reserve for contingencies	(7,679)	(7,640)	(7,741)
Other operating assets and liabilities (2)	(526)	(462)	(553)

	(3,568)	(5,423)	(5,999)
Employee termination indemnities and other benefits	(1,031)	(1,040)	(1,054)

Capital employed, net	49,692	46,257	46,220

Shareholders’ equity including minority interests	39,217	39,863	42,370
Net borrowings	10,475	6,394	3,850

Total liabilities and shareholders’ equity	49,692	46,257	46,220

(1)	For a reconciliation of the summarised group balance sheet to the statutory balance sheet see Eni’s Report on the first half of 2006 “Reconciliation of Summarised group balance sheet and statement of cash flows to statutory schemes” pages 45 and 46.
(2)	Includes operating financing receivables and securities related to operations for euro 261 million (492 and 45 million at 31 December 2005 and 30 June 2006 respectively) and securities covering technical reserves of Padana Assicurazioni SpA for euro 550 million (the same amount as of 30 June 2006, euro 453 million at 31 December 2005).

Leverage and Net Borrowings

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated at by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

31.12.2005	30.06.2006	30.09.2006

Debts and bonds (gross debt)	12,998	11,560	11,006
Cash and cash equivalents	(1,333)	(4,478)	(6,459)
Securities not related to operations	(931)	(419)	(418)
Non-operating financing receivable	(259)	(269)	(279)

Net borrowings	10,475	6,394	3,850

Shareholders’ equity including minority interests	39,217	39,863	42,370
Leverage	0.27	0.16	0.09

Changes in shareholders’ equity

(million euro)

Shareholders’ equity at 31 December 2005		39,217
Net profit for the period	8,125
Dividends to shareholders	(2,400)
Shares repurchased	(1,136)
Issue of ordinary share capital for employee share schemes	48
Dividends to shareholders paid by consolidated subsidiaries	(220)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(214)
Exchange differences from translation of financial statements denominated in currencies other than euro	(797)
Other changes	(253)

Total changes		3,153

Shareholders’ equity at 30 September 2006		42,370

Summarised Group cash flow statement

Eni’s summarised group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarised cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by “free cash flow” which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

Summarised Group cash flow statement1

(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	2005	2006

2,464	2,483	2,512	Net profit before minority interest	7,040	8,125
			Adjustments to reconcile to cash generated from operating income before changes in working capital:
1,979	1,254	1,610	- amortisation and depreciation and other non monetary items	4,467	4,185
(171)	3	5	- net gains on the disposal of assets	(190)	(55)
2,199	2,723	2,538	- dividends, interest, taxes and other changes	6,092	8,121

6,471	6,463	6,665	Cash generated from operating income before changes in working capital	17,409	20,376
(1,107)	892	(1,181)	Changes in working capital related to operations	(747)	(177)
(1,113)	(2,553)	(929)	Dividends received, taxes paid, interest (paid) received	(3,798)	(4,976)

4,251	4,802	4,555	Net cash provided by operating activities	12,864	15,223
(1,744)	(1,714)	(1,835)	Capital expenditure	(4,950)	(4,889)
(13)	(38)	(19)	Investments	(61)	(76)
229	19	23	Disposals	502	127
62	188	(126)	Other cash flow related to capital expenditure, investments and disposals	38	(46)

2,785	3,257	2,598	Free cash flow	8,393	10,339
(145)	86	(3)	Borrowings (repayment) of debt related to financing activities	(60)	463
(1,461)	753	(378)	Changes in short and long-term financial debt	(3,039)	(1,521)
(17)	(3,422)	(253)	Dividends paid and changes in minority interests and reserves	(3,846)	(4,031)
35	(109)	17	Effect of changes in consolidation and exchange differences	75	(124)

1,197	565	1,981	Net cash flow for the period	1,523	5,126

(1)	For a reconciliation of the summarised group cash flow statement to the statutory cash flow statement see Eni’s Report on the first half of 2006 “Reconciliation of summarised group balance sheet and cash flow statement to statutory schemes” pages 46 and 47.

Change in net borrowings

(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	2005	2006

2,785	3,257	2,598	Free cash flow	8,393	10,339
			Net borrowings of acquired companies
	1		Net borrowings of divested companies	21	1
289	61	199	Exchange differences on net borrowings and other changes	(479)	316
(17)	(3,422)	(253)	Dividends paid and changes in minority interests and reserves	(3,846)	(4,031)
3,057	(103)	2,544	Change in net borrowings	4,089	6,625

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed, is the return on average capital invested, calculated as the ratio between net profit before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

(million euro)

Calculated on a 12-month period ending on:	30.09.2005	31.12.2005	30.09.2006

Replacement cost net profit for the period	8,630	8,488	10,021
Exclusion of after tax financial expenses	46	60	25
Replacement cost net profit unlevered	8,676	8,548	10,046

Capital employed, net
At the beginning of period	45,879	45,983	46,438
At the end of period (1)	45,784	48,933	45,909
Average capital employed, net	45,832	47,458	46,174

ROACE (%)	18.9	18.0	21.8

(1)	Net capital employed at replacement cost (excluding after tax inventory holding gain/loss for the period amounting to euro 654 million, euro 759 million and euro 311 million for the twelve-month periods ending respectively 30 September 2005, 31 December 2005 and 30 September 2006.

Capital expenditure by business

Exploration & Production	(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

100	4	10	(90.0)	Acquisitions of proved and unproved property	267	13	(95.1)
		10	..	North Africa		10	..
52			..	West Africa	52		..
48	4		..	Rest of world	215	3	..
149	205	263	76.5	Exploration	335	642	91.6
9	34	33	..	Italy	20	90	..
39	59	72	84.6	North Africa	68	179	..
10	47	11	10.0	West Africa	30	105	..
12	28	56	..	North Sea	65	99	52.3
79	37	91	15.2	Rest of world	152	169	11.2
972	934	862	(11.3)	Development	2,815	2,573	(8.6)
108	89	96	(11.1)	Italy	270	270	..
262	163	189	(27.9)	North Africa	732	492	(32.8)
179	235	197	10.1	West Africa	635	570	(10.2)
110	93	98	(10.9)	North Sea	298	285	(4.4)
313	354	282	(9.9)	Rest of world	880	956	8.6
7	10	17	..	Other	31	38	..
1,228	1,153	1,152	(6.2)		3,448	3,266	(5.3)

Gas & Power	(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

211	208	269	27.5	Italy	700	617	(11.9)
9	51	42	..	Outside Italy	41	104	..
220	259	311	41.4		741	721	(2.7)
9	6	28	..	Market	21	41	95.2
				Italy	2		..
9	6	28	..	Outside Italy	19	41	..
43	40	37	(14.0)	Distribution	102	104	2.0
122	161	185	51.6	Transport	448	437	(2.5)
122	116	171	40.2	Italy	426	374	(12.2)
	45	14	..	Outside Italy	22	63	..
46	52	61	32.6	Power generation	170	139	(18.2)
220	259	311	41.4		741	721	(2.7)

Refining & Marketing	(million euro)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

108	118	109	0.9	Italy	302	306	1.3
15	19	32	..	Outside Italy	37	67	81.1
123	137	141	14.6		339	373	10.0
79	95	75	(5.1)	Refining and logistics	195	237	21.5
79	95	75	(5.1)	Italy	195	237	21.5
44	42	66	50.0	Marketing	111	133	19.8
29	23	34	17.2	Italy	74	66	(10.8)
15	19	32	..	Outside Italy	37	67	81.1
				Other	33	3	(90.9)
123	137	141	14.6		339	373	10.0

Exploration & Production

Combined liquids and natural gas production by region

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

1,715	1,748	1,709	(0.3)	Production of oil and natural gas (1) (kboe/d)	1,714	1,761	2.7
256	237	235	(8.2)	Italy	263	239	(9.1)
502	555	554	10.4	North Africa	467	550	17.8
347	368	365	5.2	West Africa	333	372	11.7
265	284	254	(4.2)	North Sea	280	279	(0.4)
345	304	301	(12.8)	Rest of world	371	321	(13.5)
152.5	154.1	152.3	(0.1)	Oil and natural gas production sold (1) (mmboe)	453.9	465.9	2.6

Liquids production by region

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

1,106	1,056	1,041	(5.9)	Production of liquids (1) (kbbl/d)	1,104	1,080	(2.2)
84	77	77	(8.3)	Italy	87	79	(9.2)
318	327	330	3.8	North Africa	306	327	6.9
317	322	315	(0.6)	West Africa	301	325	8.0
171	178	164	(4.1)	North Sea	180	177	(1.7)
216	152	155	(28.2)	Rest of world	230	172	(25.2)

Natural gas production by region

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

3,496	3,991	3,849	10.1	Production of natural gas (1) (mmcf/d)	3,496	3,920	12.1
989	918	918	(7.2)	Italy	1,024	918	(10.4)
1,059	1,307	1,271	20.0	North Africa	918	1,271	38.5
176	283	282	60.2	West Africa	177	283	59.9
530	600	530	..	North Sea	565	600	6.2
742	883	848	14.3	Rest of world	812	848	4.4

(1)	This includes Eni’s share of production of equity-accounted entities.

Gas & Power

Natural gas sales
(mmcf/d)

Nine months
Third quarter 2005	Second quarter 2006	Third quarter 2006	% Ch. 3Q 06 vs 05	2005	2006	% Ch.

3,655	3,878	3,605	(1.4)	Italy to third parties (1)	4,760	4,767	0.1
438	648	522	19.2	Wholesalers (selling companies)	1,041	1,047	0.6
123	210	119	(3.3)	Gas release	180	186	3.3
3,094	3,020	2,964	(4.2)	End customers	3,539	3,534	(0.1)
1,194	1,277	1,052	(11.9)	Industrial users	1,208	1,272	5.3
1,727	1,409	1,716	(0.6)	Power generation	1,669	1,600	(4.1)
173	334	196	13.3	Residential	662	662	..
568	625	576	1.4	Own consumption (1)	526	592	12.5
1,551	2,294	2,038	31.4	Rest of Europe (1)	2,121	2,560	20.7
150	81	104	(30.7)	Outside Europe	123	83	(32.5)
5,924	6,878	6,323	6.7	Sales and own consumption of subsidiaries	7,530	8,002	6.3
472	641	621	31.6	Sales of affiliates (Eni’s share)	650	734	12.9
				Italy (1)	5	1	(80.0)
411	536	514	25.1	Rest of Europe (1)	587	653	11.2
61	105	107	75.4	Outside Europe	58	80	37.9
6,396	7,519	6,944	8.6	Total natural gas sales and own consumption	8,180	8,736	6.8

6,749	7,826	7,259	7.6	Sales of natural gas in Europe	8,573	9,107	6.2
6,185	7,333	6,733	8.9	G&P sales in Europe (1)	7,999	8,573	7.2
564	493	526	(6.8)	Upstream sales in Europe	574	534	(7.0)

Contents

Report on the Third Quarter
of 2006

Contents

	1	Summary data
	2	Basis of presentation
Financial review	3	Profit and loss account
	4	Operating profit
	6	Analysis of profit and loss account items
	10	Summarized group consolidated balance sheet
	13	Summarized group cash flow statement
	16	Outlook for 2006
Operating review	17	Exploration & Production
	20	Gas & Power
	23	Refining & Marketing
	25	Petrochemicals
	26	Engineering and Construction
Non-GAAP measures	28	Reconciliation of reported operating profit and net profit to results on a replacement cost basis and on an adjusted basis

Contents

ENI REPORT ON THE THIRD QUARTER OF 2006

Summary financial data

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

18,121	20,366	2,245	12.4	Net sales from operations	52,222	64,689	12,467	23.9
4,270	4,828	558	13.1	Operating profit	12,431	15,370	2,939	23.6
4,446	5,127	681	15.3	Adjusted operating profit (1)	12,627	15,714	3,087	24.4
2,340	2,422	82	3.5	Net profit pertaining to Eni	6,683	7,697	1,014	15.2
0.62	0.66	0.04	5.7	- per ordinary share (euro) (2)	1.77	2.08	0.31	17.1
1.52	1.67	0.15	10.4	- per ADS ($) (2)	4.48	5.17	0.69	15.3
2,446	2,620	174	7.1	Adjusted net profit pertaining to Eni (1)	6,855	8,057	1,202	17.5
4,251	4,555	304	7.3	Net cash provided by operating activities	12,864	15,223	2,359	18.3
1,744	1,835	91	5.2	Capital expenditure	4,950	4,889	(61)	(1.2)

(1)	For a detailed explanation of adjusted operating profit and net profit see page 28.
(2)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first nine months of the year cannot be extrapolated for the full year.

Third quarter	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

61.54	69.49	7.95	12.9	Average price of Brent dated crude oil (1)		53.54	66.96	13.42	25.1
1.220	1.274	0.054	4.4	Average EUR/USD exchange rate (2)		1.264	1.244	(0.020)	(1.6)
50.44	54.55	4.11	8.1	Average price in euro of Brent dated crude oil		42.36	53.82	11.46	27.1
7.02	4.27	(2.75)	(39.2)	Average European refining margin (3)		6.02	4.33	(1.69)	(28.1)
5.75	3.35	(2.40)	(41.7)	Average European refining margin in euro		4.76	3.48	(1.28)	(26.9)
2.13	3.24	1.11	52.1	Euribor - three-month rate	(%)	2.13	2.91	0.78	36.6
3.74	5.41	1.67	44.7	Libor - three-month dollar rate	(%)	3.27	5.11	1.84	56.3

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Third quarter	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Daily production:
1,106	1,041	(65)	(5.9)	oil	(kbbl)	1,104	1,080	(24)	(2.2)
99	109	10	10.1	natural gas (1)	(mmcm)	99	111	12	12.1
1,715	1,709	(6)	(0.3)	hydrocarbons (1)	(kboe)	1,714	1,761	47	2.7
17.58	18.91	1.33	7.6	Natural gas sales in Europe	(bcm)	66.29	70.41	4.12	6.2
1.47	1.37	(0.10)	(6.8)	- of which upstream sales	(bcm)	4.44	4.13	(0.31)	(7.0)
6.15	6.33	0.18	2.9	Electricity production sold	(TWh)	16.70	18.75	2.05	12.3
13.16	13.09	(0.07)	(0.5)	Sales of refined products	(mmtonnes)	37.97	37.95	(0.02)	(0.1)
1,414	1,261	(153)	(10.8)	Sales of petrochemicals products	(ktonnes)	4,087	3,941	(146)	(3.6)

(1)	Includes own consumption of natural gas (50,000 and 43,000 boe/day in the third quarter of 2006 and 2005, respectively; 50,000 and 42,000 boe/day in the first nine months of 2006 and 2005, respectively).

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ENI REPORT ON THE THIRD QUARTER OF 2006

BASIS OF PRESENTATION
Eni’s accounts at 30 September 2006, unaudited, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.
Financial information relating to the profit and loss account are presented for the first nine months and third quarter of 2006 and for the first nine months and third quarter of 2005. Financial information relating to balance sheet data are presented at 30 September 2006, 30 June 2006 and 31 December 2005. Tables are comparable with those of 2005 financial statements and first half report.
Eni’s accounts at 30 September 2006 have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of 19 July 2002.

Accounts for the third quarter and first nine months of 2005 have been changed following the inclusion in the scope of consolidation of Saipem SpA and its subsidiaries; the reasons of the inclusion in consolidation are described in 2005 Consolidated Financial Statements in the chapter “Effects of the adoption of IFRS - Inclusion of Saipem in consolidation”.

Non-GAAP financial measures disclosed throughout this report are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by recommendation CESR/05-178b.	Disclaimer
This report contains certain forward-looking statements, in particular in the Outlook section those regarding capital expenditure, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

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ENI REPORT ON THE THIRD QUARTER OF 2006

Financial review

PROFIT AND LOSS ACCOUNT

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

18,121	20,366	2,245	12.4	Net sales from operations	52,222	64,689	12,467	23.9
163	109	(54)	(33.1)	Other income and revenues	480	481	1	0.2
(12,607)	(14,147)	(1,540)	(12.2)	Operating expenses	(36,234)	(45,266)	(9,032)	(24.9)
	(24)	(24)		of which non recurring items		(24)	(24)
(1,407)	(1,500)	(93)	(6.6)	Depreciation, amortization and writedowns	(4,037)	(4,534)	(497)	(12.3)
4,270	4,828	558	13.1	Operating profit	12,431	15,370	2,939	23.6
(60)	(42)	18	30.0	Net financial income (expense)	(268)	109	377	..
355	279	(76)	(21.4)	Net income from investments	768	746	(22)	(2.9)
4,565	5,065	500	11.0	Profit before income taxes	12,931	16,225	3,294	25.5
(2,101)	(2,553)	(452)	(21.5)	Income taxes	(5,891)	(8,100)	(2,209)	(37.5)
2,464	2,512	48	1.9	Net profit	7,040	8,125	1,085	15.4
				of which:
2,340	2,422	82	3.5	- net profit pertaining to Eni	6,683	7,697	1,014	15.2
124	90	(34)	(27.4)	- net profit of minorities	357	428	71	19.9

2,340	2,422	82	3.5	Net profit pertaining to Eni	6,683	7,697	1,014	15.2
(317)	30	347		Exclusion of inventory holding (gains) losses	(628)	(180)	448
2,023	2,452	429	21.2	Replacement cost net profit pertaining to Eni	6,055	7,517	1,462	24.1
				Exclusion of special items:
	19	19		- non recurring items		19	19
423	149	(274)		- other special items	800	521	(279)
2,446	2,620	174	7.1	Adjusted net profit pertaining to Eni	6,855	8,057	1,202	17.5

Third quarter
Net profit pertaining to Eni for the third quarter of 2006 was euro 2,422 million, up euro 82 million from the third quarter of 2005, or 3.5%, reflecting primarily an improved operating performance of all Eni’s business divisions, partially offset by a higher Group tax rate, from 46.0% to 50.4%. Two factors contributed mainly to the increase in Group tax-rate. Firstly, a higher share of profit before income taxes was earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group. Secondly, in July 2006 by the British Government enacted an increase in the supplemental tax rate applicable to profit before taxes earned by the Exploration & Production segment in the North Sea. This increase, which is retroactive to 1 January
2006, affected both current taxes and deferred tax liabilities (for an overall amount of euro 175 million). Impact on current taxes amounted to euro 84 million, of which euro 66 million pertaining to the first half of 2006.

Adjusted net profit for the quarter was up 7.1% to euro 2,620 million which is calculated at by excluding an inventory holding loss of euro 30 million and special charges of euro 168 million (both amounts net of the related tax effect) relating principally to asset impairments, risk provisions, environmental provisions, provisions for redundancy incentives and a one-time deferred tax charge related to the supplemental tax rate of the North Sea.

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Operating profit

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

4,270	4,828	558	13.1	Operating profit	12,431	15,370	2,939	23.6
(505)	82	587		Exclusion of inventory holding (gains) losses	(1,001)	(253)	748
3,765	4,910	1,145	30.4	Replacement cost operating profit	11,430	15,117	3,687	32.3
				Break down by segment:
3,682	4,041	359	9.8	Exploration & Production	9,031	12,439	3,408	37.7
460	586	126	27.4	Gas & Power	2,585	2,473	(112)	(4.3)
235	333	98	41.7	Refining & Marketing	641	534	(107)	(16.7)
(63)	36	99	..	Petrochemicals	146	44	(102)	(69.9)
60	145	85	141.7	Engineering and Construction	172	356	184	107.0
(378)	(185)	193	51.1	Other activities	(637)	(401)	236	37.0
(125)	(65)	60	48.0	Corporate and financial companies	(336)	(207)	129	38.4
(106)	19	125		Unrealized profit in inventory (1)	(172)	(121)	51
3,765	4,910	1,145	30.4		11,430	15,117	3,687	32.3

(1)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at 30 September in the equity of the purchasing company.

Replacement cost operating profit for the third quarter was euro 4,910 million, an increase of euro 1,145 million over the third quarter of 2005, or 30.4%, reflecting primarily the increase reported in the:
  Exploration & Production division (up euro 359 million or 9.8%), reflecting higher realizations in dollars (oil up16.5%; natural gas up 19.2%), offset in part by increased production costs and amortization charges, and increased exploration expense. Profit for the quarter was also adversely impacted by the appreciation of the euro over the dollar for an approximate euro 190 million charge, related in part to currency translation effects;
  Gas & Power division (up euro 126 million or 27.4%), reflecting primarily higher natural gas selling margins supported by a favorable trading environment. Moreover, the adverse impact of a tariff regulation enacted by the Authority for Electricity and Gas with resolution No. 248/2004 for the nine months of 2005 was incurred in full in the third quarter 2005 on the basis that developments of the proceeding with the Authority occurred in that period. Other positives included an increase in volumes of natural gas sold by consolidated subsidiaries (up 1.04 bcm). On the negative side, transport tariffs of natural gas in Italy were lower than in the same period a year ago as a consequence of a tariff regime enacted by the Italian Authority for Electricity and Gas with resolution No. 166/2005. Selling margins on electricity were also lower;

  Refining & Marketing division (up euro 98 million or 41.7%), reflecting primarily higher realized refining margins attributable to an improved yield of the slate of processed crude, in spite of a negative trend in market benchmarks (Brent margins were down 2.75 $/bbl or 39.2% from a year ago). Operating profit of the refining activity was adversely affected by the appreciation of the euro over the dollar and lower refining throughputs. Other positives of the quarter included lower special charges related in particular to lower environmental provisions and the improved operating results of marketing activities in Italy;
  Petrochemical segment which recorded a replacement cost operating profit of euro 36 million as compared to an operating loss of euro 63 million a year ago. The euro 99 million improvement in operating performance reflected a recovery in product selling margins;
  Engineering and Construction segment (up euro 85 million or 141.7%) reflecting favorable trends in the demand for oilfield services.

Nine months
Eni’s net profit for the first nine months of 2006 was euro 7,697 million, up euro 1,014 million from the first nine months of 2005 (up 15.2%), reflecting higher operating profit (up euro 2,939 million or 23.6%), partially offset by a higher Group tax rate from 45.6% to 49.9%, due primarily to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group. This higher Group of tax rate was also due to an increase in the supplemental tax rate applicable to profit before

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taxes earned by the Exploration & Production segment in the North Sea enacted by the British Government in July 2006 with effect from 1 January 2006.

Eni’s results benefited from a favorable trading environment with a higher Brent crude oil price (up 25.1%) and a depreciation of the euro versus the dollar (down 1.6%). These positives were partially offset by declining refining margins (margin on Brent down 28.1%) and lower selling margins on refined and petrochemical products. Selling margins on natural gas were supported by a favorable trading environment for energy parameters in which natural gas purchase and selling prices have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, also benefiting from time lag effects.

Net profit for the first nine months includes an inventory holding gain of euro 180 million (net of the fiscal effect) and special charges of euro 540 million (net of the fiscal effect) relating principally to asset impairments in the Exploration & Production and Gas & Power divisions, environmental provisions, risk provisions and provisions for redundancy incentives in addition to an increase in deferred tax liabilities related to the supplemental tax rate in the United Kingdom, partially offset by gains on the divestment of mineral properties. Excluding these items, adjusted net profit for the period was up 17.5% to euro 8,057 million.

Replacement cost operating profit was euro 15,117 million – which is calculated by excluding an inventory holding gain of euro 253 million – representing an increase of euro 3,687 million from the first nine months of 2005 or 32.3%, reflecting primarily the increase reported in the:
  Exploration & Production division (up euro 3,408 million or 37.7%) reflecting higher realizations in dollars (oil up 28.8% and natural gas up 20.6%) combined with increased production volumes sold (up 11.9 mmboe), and the favorable impact of the depreciation of the euro over the dollar (approximately euro 180 million). These positives were offset in part by higher operating costs and amortization charges, and increased exploration expense;
  Engineering and Construction segment (up euro 184 million or 107%) due to favorable trends in the demand for oilfield services.
These increases were partly offset by lower replacement cost operating profit in the:
  Gas & Power division (down euro 112 million or 4.3%), due to: (i) lower selling margins on natural gas reflecting higher purchase prices attributable to the gas shortage occurred earlier in the year and the impact of the tariff regime enacted by the Authority for Electricity and Gas with resolution No. 248/2004, partly offset by a favorable trading environment; (ii) lower operating results of transportation activities in Italy primarily attributable to the tariff regime enacted by the Authority for Electricity and Gas with resolution No. 166/2005; (iii) higher special charges related mainly to asset impairments and environmental provisions. On the positive side, natural gas sales by consolidated subsidiaries were up 3.64 bcm (corresponding to 472 mmcf), or 6.3%, and electricity production sold was up 2.05 TWh, or 12.3%. Natural gas volumes transported outside Italy were also higher reflecting volumes transported through the GreenStream pipeline from Libya coming on line;
  Refining & Marketing division (down euro 107 million or 16.7%), due to declining refining margins and the impact of the higher level of planned maintenance activities, whose effects were offset in part by the depreciation of the euro over the dollar. Replacement cost operating profit was also adversely impacted by the weak performance of marketing activities in Italy attributable to lower retail margins and the effect of the divestment of Italiana Petroli (IP) in September 2005. On a positive note, special charges decreased from a year ago and marketing activities in the rest of Europe posted improved results;
  Petrochemical segment (down euro 102 million or 69.9%), due to lower selling margins resulting from the significantly higher cost of oil-based feedstocks which was only partially passed onto selling prices. In addition production volumes were adversely impacted by the outage of the Priolo cracker due to the accident occurred to the nearby refinery late in April 2006.

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ENI REPORT ON THE THIRD QUARTER OF 2006

Analysis of profit and loss account items

Net sales from operations

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

6,058	6,562	504	8.3	Exploration & Production	16,112	21,021	4,909	30.5
4,388	5,265	877	20.0	Gas & Power	15,550	20,198	4,648	29.9
9,430	10,185	755	8.0	Refining & Marketing	24,177	29,631	5,454	22.6
1,599	1,743	144	9.0	Petrochemicals	4,598	5,083	485	10.5
1,568	1,930	362	23.1	Engineering and Construction	3,924	5,010	1,086	27.7
45	197	152	337.8	Other activities	641	662	21	3.3
533	224	(309)	(58.0)	Corporate and financial companies	967	829	(138)	(14.3)
(5,500)	(5,740)	(240)	(4.4)	Consolidation adjustment	(13,747)	(17,745)	(3,998)	(29.1)
18,121	20,366	2,245	12.4		52,222	64,689	12,467	23.9

Third quarter
Eni’s net sales from operations for the third quarter of 2006 were euro 20,366 million, a euro 2,245 million increase from the third quarter of 2005, or 12.4%, primarily reflecting higher realized prices in Eni’s main operating divisions, offset in part by the appreciation of the euro over the dollar (up 4.4%).

Nine months
Eni’s net sales from operations for the first nine months of 2006 were euro 64,689 million, a euro 12,467 increase from the first nine months of 2005, or 23.9%, primarily reflecting higher realized prices in euro in Eni’s main operating divisions and higher sales volumes of hydrocarbons and natural gas, as well as higher activity levels in the Engineering and Construction segment.

Net sales from operations generated by the Exploration & Production segment (euro 21,021 million) increased by euro 4,909 million, up 30.5%, essentially due to higher prices realized in dollars (oil up 28.8%, natural gas up 20.6%), higher hydrocarbon production sold (11.9 mmboe, up 2.6%) and the impact of the depreciation of the euro over the dollar (down 1.6%).

Net sales from operations generated by the Gas & Power segment (euro 20,198 million) increased by euro 4,648 million, up 29.9%, essentially due to: (i) increased natural gas prices, due to a favorable trading environment in which natural gas selling and purchase prices have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, also benefiting from time lag effects; (ii) increased natural gas volumes sold by subsidiaries (up 3.64 bcm or 6.3%); (iii) higher electricity production sold (2.05 TWh, up 12.3%).

Net sales from operations generated by the Refining & Marketing segment (euro 29,631 million) increased by euro 5,454 million, up 22.6%, essentially due to higher international prices for oil and refined products.

Net sales from operations generated by the Petrochemical segment (euro 5,083 million) increased by euro 485 million, up 10.5%, essentially due to an average 13% increase in selling prices.

Net sales from operations generated by the Engineering and Construction segment (euro 5,010 million) increased by euro 1,086 million, up 27.7%, due to increased activity levels in the Offshore and Onshore areas and a higher utilization rate of vessels and higher tariffs in the Offshore Drilling area.

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ENI REPORT ON THE THIRD QUARTER OF 2006

Net sales from operations by geographic area

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

7,641	8,059	418	5.5	Italy	23,126	26,988	3,862	16.7
4,119	4,512	393	9.5	Rest of European Union	12,740	15,820	3,080	24.2
2,390	2,840	450	18.8	Rest of Europe	5,036	6,882	1,846	36.7
1,171	1,525	354	30.2	Africa	3,808	5,175	1,367	35.9
1,765	1,596	(169)	(9.6)	Americas	4,254	4,600	346	8.1
1,005	1,612	607	60.4	Asia	3,049	4,555	1,506	49.4
30	222	192	640.0	Other areas	209	669	460	220.1
10,480	12,307	1,827	17.4	Total outside Italy	29,096	37,701	8,605	29.6
18,121	20,366	2,245	12.4		52,222	64,689	12,467	23.9

Operating expenses

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

11,736	13,210	1,474	12.6	Purchases, services and other	33,729	42,593	8,864	26.3
	24			of which non recurring items		24
871	937	66	7.6	Payroll and related costs	2,505	2,673	168	6.7
12,607	14,147	1,540	12.2		36,234	45,266	9,032	24.9

Operating expenses for the first nine months of 2006 (euro 45,266 million) increased by euro 9,032 million from the first nine months of 2005, up 24.9%, essentially due to: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas, affected also by higher charges related to the gas shortage occurred earlier in the year; (ii) currency translation effects; (iii) higher operating costs and royalties in the Exploration & Production segment, in particular the increase in operating costs resulted from the higher share of development projects in hostile environments and reflected sector-specific inflation; (iv) higher costs for refinery maintenance. These negative factors were offset in part by lower provisions to the risk reserve (euro 289 million as compared to euro 831 million in the first nine months of 2005), reflecting lower environmental	provisions recorded by Eni’s subsidiary Syndial and the Refining & Marketing division and the circumstance that in 2005 certain insurance charges were recorded in connection with an extra premium due for 2005 and for future years related to the participation of Eni to Oil Insurance Ltd. Such charges were due to the exceptionally high rate of accidents occurred in the 2004-2005 two-year period.
Labor costs (euro 2,673 million) increased by euro 168 million, up 6.7%, due mainly to an increase in unit labor cost in Italy. Higher labor costs were due also to the increase in the number of employees outside Italy and currency translation effects.

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ENI REPORT ON THE THIRD QUARTER OF 2006

Employees

31.12.2005	30.09.2006	Change	% Ch.

Exploration & Production	8,030	8,082	52	0.6
Gas & Power	12,324	12,101	(223)	(1.8)
Refining & Marketing	8,894	9,585	691	7.8
Petrochemicals	6,462	6,418	(44)	(0.7)
Engineering and Construction	28,684	30,374	1,690	5.9
Other activities	2,636	2,462	(174)	(6.6)
Corporate and financial companies	5,228	4,580	(648)	(12.4)
Total at period end	72,258	73,602	1,344	1.9

As of 30 September 2006, employees were 73,602, with an increase of 1,344 employees from 31 December 2005 (up 1.9%).
Employees in Italy were 40,270. The 78 employee increase was related mainly to the positive balance of hiring and dismissals (201 employees) offset in part by a decrease in the number of employees related to changes in consolidation (a total of 104 employees) resulting from: (i) the conferral of Fiorentina Gas to the newly incorporated Eni’s affiliate Toscana Gas (Eni’s interest	48.7%); (ii) the sale of water treatment activities in Ferrara; (iii) the purchase of Siciliana Gas SpA and Siciliana Gas Vendite SpA.
In the first nine months of 2006 a total of 1,637 employees was hired, of these 1,107 on open-end contracts and 1,436 employees were dismissed (of these 992 employees on open-end contracts).
Outside Italy employees were 33,332, with a 1,266 employee increase resulting from the hiring of fixed-term staff by Saipem in Kazakhstan.

Depreciation, amortization and impairments

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

924	1,108	184	19.9	Exploration & Production	2,620	3,228	608	23.2
171	181	10	5.8	Gas & Power	515	502	(13)	(2.5)
107	114	7	6.5	Refining & Marketing	339	333	(6)	(1.8)
30	30	0	0.0	Petrochemicals	88	91	3	3.4
50	52	2	4.0	Engineering and Construction	132	139	7	5.3
4	1	(3)	(75.0)	Other activities	12	4	(8)	(66.7)
18	12	(6)	(33.3)	Corporate and financial companies	69	49	(20)	(29.0)
				Unrealized profit in inventory		(2)	(2)
1,304	1,498	194	14.9	Total depreciation and amortization	3,775	4,344	569	15.1
103	2	(101)	(98.1)	Impairments	262	190	(72)	(27.5)
1,407	1,500	93	6.6		4,037	4,534	497	12.3

Depreciation and amortization charges (euro 4,344 million) increased by euro 569 million from the first nine months of 2005, up 15.1% mainly in the Exploration & Production segment (euro 608 million) related to increased development costs incurred for developing new fields and for maintaining production levels in	mature fields, higher exploration costs, in addition to currency translation effects.
Impairments for the first nine months (euro 190 million) concerned mainly mineral assets in the Exploration & Production segment and intangible assets in the Gas & Power segment.

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Net financial income (expense)
In the first nine months of 2006 net financial income (euro 109 million) increased by euro 377 million from the first nine months of 2005, when net financial charges of euro 268 million were recorded. This improvement resulted from: (i) the positive change in the fair value evaluation of financial derivative instruments recorded in the profit and loss account instead of being recognized in connection	with related assets, liabilities and committments because Eni’s financial derivative instruments do not meet the criteria to be assessed as hedging instruments under IFRS; (ii) a decrease in average net borrowings, whose effects were offset in part by higher interest rates, particularly on dollar loans on the London interbank market (Libor up 1.8 percentage points).

Net income from investments

(million euro)	Nine months
2005	2006	Change

Effect of the application of the equity method of accounting	566	631	65
Dividends	29	94	65
Net gains from disposal	173	21	(152)
	768	746	(22)

Net income from investments in the first nine months of 2006 amounted to euro 746 million and concerned: (i) Eni’s share of earnings of affiliates accounted for with the equity method (euro 689 million), in particular in the Gas & Power and Refining & Marketing segments, offset in part by the impairment of an affiliate in the Engineering and Construction segment related to a contract loss in connection with the construction of a gas to liquids plant in Nigeria (euro 58 million). Under the equity method of accounting, Eni’s share of earnings of Galp Energia SGPS SA for the period comprised a gain (of euro 73 million net to Eni) recorded by Galp itself on the divestment of certain regulated assets to Rede Electrica Nacional; (ii) dividends from subsidiaries accounted for at cost (euro 94 million, of which euro 57 million from Nigeria LNG); (iii) net gains from the sale of investments (euro 21 million).
The euro 22 million decrease from the same period in 2005 related primarily to lower gains on disposal due to the fact that in the same period of 2005 the gain from the divestment of Italiana Petroli was recorded for euro 132 million and was offset in part by higher results of Blue Stream Pipeline Co and Unión Fenosa Gas in the Gas & Power segment and higher dividends paid by Nigeria LNG.	Income taxes
Income taxes were euro 8,100 million, up euro 2,209 million, or 37.5%, due primarily to higher income before taxes (euro 3,294 million). The 4.3 percentage points increase in Group tax rate (from 45.6 to 49.9%) was related principally to: (i) a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group; (ii) an increase in the supplemental tax rate applicable to profit before taxes earned by the Exploration & Production segment in the North Sea imposed by the British Government which affected both current taxes and deferred tax liabilities (for an overall amount of euro 175 million); (iii) provisions for the settlement of a tax claim in Venezuela (euro 75 million) which required also the revision of deferred tax liabilities pertaining to Venezuelan activities.

Minority interests
Minority interests were euro 428 million and concerned primarily Snam Rete Gas SpA (euro 218 million) and Saipem (euro 206 million of which euro 29 million related to the purchase of 100% of Snamprogetti by Saipem).

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ENI REPORT ON THE THIRD QUARTER OF 2006

SUMMARIZED GROUP CONSOLIDATED BALANCE SHEET

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.
Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources	of funds and investments in fixed assets and working capital.
Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group consolidated balance sheet (1)

(million euro)	31.12.2005	30.06.2006	30.09.2006	Change vs 31.12.2005	Change vs 30.06.2006

Fixed assets
Property, plant and equipment, net	45,013	43,051	43,408	(1,605)	357
Other tangible assets		654	656	656	2
Inventories - compulsory stock	2,194	1,866	1,962	(232)	96
Intangible assets, net	3,194	3,172	3,285	91	113
Investments, net	4,311	4,267	4,234	(77)	(33)
Accounts receivable financing and securities related to operations	775	626	640	(135)	14
Net accounts payable in relation to capital expenditure	(1,196)	(916)	(912)	284	4
	54,291	52,720	53,273	(1,018)	553
Net working capital
Inventories	3,563	4,387	4,440	877	53
Trade accounts receivable	14,101	13,359	12,858	(1,243)	(501)
Trade accounts payable	(8,170)	(8,747)	(8,136)	34	611
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(6,320)	(6,867)	(2,010)	(547)
Reserve for contingencies	(7,679)	(7,640)	(7,741)	(62)	(101)
Other operating assets and liabilities (2)	(526)	(462)	(553)	(27)	(91)
	(3,568)	(5,423)	(5,999)	(2,431)	(576)
Employee termination indemnities and other benefits	(1,031)	(1,040)	(1,054)	(23)	(14)
Capital employed, net	49,692	46,257	46,220	(3,472)	(37)
Shareholders’ equity including minority interests	39,217	39,863	42,370	3,153	2,507
Net borrowings	10,475	6,394	3,850	(6,625)	(2,544)
Total liabilities and shareholders’ equity	49,692	46,257	46,220	(3,472)	(37)

(1)	For a reconciliation to the statutory balance sheet see Eni's Report on the first half of 2006 "Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes" pages 45 and 46.
(2)	Include operating financing receivables and securities related to operations for euro 261 million (euro 492 million and euro 215 million at 31 December 2005 and 30 June 2006 respectively) and securities covering technical reserves of Padana Assicurazioni SpA for euro 550 million (the same amount as of 30 June 2006, euro 453 million at 31 December 2005).

The appreciation of the euro over other currencies, in particular the dollar (at 30 September 2006 the EUR/USD exchange rate was 1.266 as compared to 1.180 at 31 December 2005, up 7.3%) determined with respect to 2005 year-end an estimated decrease in the book value of net capital employed of about euro 1,250 million, in net equity of about euro 800 million and in net borrowings of about euro 450 million as a result of currency translations at 30 June 2006.	At 30 September 2006, net capital employed totalled euro 46,220 million, representing a decrease of euro 3,472 million from 31 December 2005.
Fixed assets (euro 53,273 million) decreased by euro 1,018 million from 31 December 2005, due mainly to depreciation, amortization and impairment charges for the period (euro 4,534 million) and currency translation effects deriving from the appreciation of the euro over

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the dollar (approximately euro 1,250 million) offset in part by capital expenditure (euro 4,889 million).
Fixed assets included under the heading “Other fixed assets”, for a book value of dollar 831 million (corresponding to euro 656 million at the EUR/USD exchange rate of 30 September 2006) the assets related to the service contract for mining activities in the Dación area of the Venezuelan branch of Eni’s subsidiary Eni Dación BV. With effective date 1 April 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA.
On the basis of advice from its legal advisors, Eni believes that it is entitled to a market value compensation for the cancellation of the Dación field service contract. On this basis, Eni is available to reach an agreement with the Venezuelan authorities. In case an amicable settlement is not possible, Eni will take any other action in order to protect its interest in Venezuela. Based on internal and external independent evaluation, Eni is confident that a fair market compensation will not be lower than the book	value of the Dación related assets. Accordingly, management decided not to impair the book value of Eni’s Dación assets. In 2005 and in the first quarter 2006, the Dación field production rate was about 60 kbbl/d. At 31 December 2005 Eni’s proved reserves of hydrocarbons booked to the Dación field amounted to 175 mmbbl.

Net working capital (euro 5,999 million) decreased by euro 2,431 million from 31 December 2005 due mainly to higher taxes payable and deferred tax liabilities (euro 2,010 million) and the fact that excise taxes on oil products sold in Italy the first 15 days of December are paid in the same month, instead of being paid in the following month as in the rest of the year.
This decrease was offset in part an increase in inventories of oil, refined products and natural gas reflecting seasonality in the demand for natural gas and an increase in prices of oil and refined products affecting the evaluation of inventories under the weighted-average cost method of inventory accounting.

The share of the Exploration & Production, Gas & Power and Refining & Marketing segments on net capital employed was 89.4% (90.9% as at 31 December 2005).

Return On Average Capital Employed (ROACE)
It is a measure of the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net	financial debt, less the related tax effect and net average capital employed.

ROACE

(million euro)
Calculated with reference to the twelve months ending:	30.09.2005	31.12.2005	30.09.2006

Replacement cost net profit for the period	8,630	8,488	10,021
Exclusion of after tax financial expenses	46	60	25
Replacement cost unlevered net profit	8,676	8,548	10,046
Capital employed, net:
- at the beginning of period	45,879	45,983	46,438
- at the end of period (1)	45,784	48,933	45,909
Average capital employed, net	45,832	47,458	46,174
ROACE (%)	18.9	18.0	21.8

(1)	Net capital employed at replacement cost (excluding after tax inventory holding gain/loss for the period amounting to euro 654 million, euro 759 million and euro 311 million for the twelve-month periods ending 30 September 2005, 31 December 2005 and 30 September 2006, respectively).

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Net borrowings and leverage
Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated at by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	31.12.2005	30.06.2006	30.09.2006	Change vs 31.12.2005	Change vs 30.06.2006

Debts and bonds	12,998	11,560	11,006	(1,992)	(554)
Cash and cash equivalents	(1,333)	(4,478)	(6,459)	(5,126)	(1,981)
Securities not related to operations	(931)	(419)	(418)	513	1
Non-operating financing receivables	(259)	(269)	(279)	(20)	(10)
Net borrowings	10,475	6,394	3,850	(6,625)	(2,544)
Shareholders’ equity including minority interest	39,217	39,863	42,370	3,15	2,507
Leverage	0.27	0.16	0.09	(0.18)	(0.07)

Debts and bonds amounted to euro 11,006 million, of which euro 3,637 million were short-term (including the portion of long-term debt due within twelve months for euro 411 million) and euro 7,369 million were long-term.

Net borrowings at 30 September 2006 were euro 3,850 million, representing a decrease of euro 6,625 million from 31 December 2005. Cash inflow generated by operating activities, also benefiting from seasonality factors and cash from divestments, was partly offset by financial requirements for capital expenditure and investments, dividend payments for fiscal year 2005 and the repurchase of own shares by Eni SpA (euro 1,136 million)	and by Snam Rete Gas SpA and Saipem SpA (euro 324 million). Currency translation effects also contributed to the reduction in net borrowings.

Net borrowings as of 30 September 2006 decreased by euro 2,544 million from the level as of 30 June 2006 to euro 6,394 million, as cash inflow generated by operating activities (euro 4,555 million) was offset in part by financial requirements for capital expenditure and investments for euro 1,835 million and the repurchase of own shares for euro 158 million by Eni SpA.

At 30 September 2006, leverage was 0.09, compared with 0.27 at 31 December 2005.

Changes in shareholders’ equity

(million euro)
Shareholders’ equity at 31 December 2005		39,217
Net profit for the period	8,125
Dividends to shareholders	(2,400)
Shares repurchased	(1,136)
Issue of ordinary share capital for employee share schemes	48
Dividends paid by consolidated subsidiaries to shareholders	(220)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(214)
Exchange differences from translation of financial statements denominated in currencies other than euro	(797)
Other changes	(253)
Total changes		3,153
Shareholders’ equity at 30 September 2006		42,370

Shareholders’ equity at 30 September 2006 (euro 42,370 million) increased by euro 3,153 million from 31 December 2005, due essentially to net profit before minority interest (euro 8,125 million) whose effects were offset in	part by the payment of dividends for 2005, the purchase of own shares and currency translation effects (approximately euro 797 million).

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SUMMARIZED GROUP CASH FLOW STATEMENT

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by “free cash flow” which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes	in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

Summarized Group cash flow statement (1)

Third quarter	(million euro)	Nine months
2005	2006	Change	2005	2006	Change

2,464	2,512	48	Net profit before minority interest	7,040	8,125	1,085
			Adjustments to reconcile to cash generated from operating income before changes in working capital:
1,979	1,610	(369)	- amortization and depreciation and other non monetary items	4,467	4,185	(282)
(171)	5	176	- net gains on disposal of assets	(190)	(55)	135
2,199	2,538	339	- dividends, interest, taxes and other changes	6,092	8,121	2,029
6,471	6,665	194	Cash generated from operating income before changes in working capital	17,409	20,376	2,967
(1,107)	(1,181)	(74)	Changes in working capital related to operations	(747)	(177)	570
(1,113)	(929)	184	Dividends received, taxes paid, interest (paid) received	(3,798)	(4,976)	(1,178)
4,251	4,555	304	Net cash provided by operating activities	12,864	15,223	2,359
(1,744)	(1,835)	(91)	Capital expenditure	(4,950)	(4,889)	61
(13)	(19)	(6)	Investments	(61)	(76)	(15)
229	23	(206)	Disposals	502	127	(375)
62	(126)	(188)	Other cash flow related to capital expenditure, investments and disposals	38	(46)	(84)
2,785	2,598	(187)	Free cash flow	8,393	10,339	1,946
(145)	(3)	142	Borrowings (repayment) of debt related to financing activities	(60)	463	523
(1,461)	(378)	1,083	Changes in short and long-term financial debt	(3,039)	(1,521)	1,518
(17)	(253)	(236)	Dividends paid and changes in minority interests and reserves	(3,846)	(4,031)	(185)
35	17	(18)	Effect of changes in consolidation and exchange differences	75	(124)	(199)
1,197	1,981	784	NET CASH FLOW FOR THE PERIOD	1,523	5,126	3,603

Third quarter	(million euro)	Nine months
2005	2006	Change	2005	2006	Change

			Change in net borrowings
2,785	2,598	(187)	Free cash flow	8,393	10,339	1,946
			Net borrowings of acquired companies
			Net borrowings of divested companies	21	1	(20)
289	199	(90)	Exchange differences on net borrowings and other changes	(479)	316	795
(17)	(253)	(236)	Dividends paid and changes in minority interests and reserves	(3,846)	(4,031)	(185)
3,057	2,544	(513)	CHANGE IN NET BORROWINGS	4,089	6,625	2,536

(1)	For a reconciliation of the summarized group cash flow statement to the statutory cash flow statement see Eni’s Report on the first half of 2006 "Reconciliation of summarized group balance sheet and cash flow statement to statutory schemes" pages 46 and 47.

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Capital expenditure

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,228	1,152	(76)	(6.2)	Exploration & Production	3,448	3,266	(182)	(5.3)
220	311	91	41.4	Gas & Power	741	721	(20)	(2.7)
123	141	18	14.6	Refining & Marketing	339	373	34	10.0
27	18	(9)	(33.3)	Petrochemicals	79	52	(27)	(34.2)
98	179	81	82.7	Engineering and Construction	235	403	168	71.5
18	20	2	11.1	Other activities	26	34	8	30.8
30	14	(16)	(53.3)	Corporate and financial companies	82	40	(42)	(51.2)
1,744	1,835	91	5.2	Capital expenditure	4,950	4,889	(61)	(1.2)

Cash generated by operating activities came in at euro 15,223 million, also benefiting from seasonality factors and cash from divestments (euro 128 million, including net borrowings transferred of euro 1 million) and currency translation effects of approximately euro 450 million, and was partly offset by: (i) financial requirements for capital expenditure and investments for euro 4,965 million; (ii) dividend payments for fiscal year 2005 amounting to euro 2,620 million, of which euro 2,400 million pertaining to the payment of the balance of the dividend for fiscal year 2005 by the parent company Eni SpA; and (iii) the repurchase of own shares for euro 1,136 million by Eni SpA and for euro 324 million by Snam Rete Gas SpA and Saipem SpA.	From 1 January to 30 September 2006 a total of 48.80 million Eni shares were purchased by the company for a total cost of euro 1,136 million (representing an average cost of euro 23.265 per share). Since the inception of the share buy-back programme (1 September 2000), Eni has repurchased 331 million shares, equal to 8.26% of its share capital, at a total cost of euro 5,407 million (representing an average cost of euro 16.352 per share).
In the first nine months of 2006 capital expenditure amounted to euro 4,889 million, of which 89% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Exploration & Production

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Capital expenditure
100	10	(90)	(90.0)	Acquisition of proved and unproved property	267	13	(254)	(95.1)
	10	10	..	North Africa		10	10	..
52		(52)	..	West Africa	52		(52)	..
48		(48)	..	Rest of world	215	3	(212)	..
149	263	114	76.5	Exploration	335	642	307	91.6
9	33	24	..	Italy	20	90	70	..
39	72	33	84.6	North Africa	68	179	111	163.2
10	11	1	10.0	West Africa	30	105	75	..
12	56	44	..	North Sea	65	99	34	52.3
79	91	12	15.2	Rest of world	152	169	17	11.2
972	862	(110)	(11.3)	Development	2,815	2,573	(242)	(8.6)
108	96	(12)	(11.1)	Italy	270	270	0	..
262	189	(73)	(27.9)	North Africa	732	492	(240)	(32.8)
179	197	18	10.1	West Africa	635	570	(65)	(10.2)
110	98	(12)	(10.9)	North Sea	298	285	(13)	(4.4)
313	282	(31)	(9.9)	Rest of world	880	956	76	8.6
7	17	10	..	Other	31	38	7	..
1,228	1,152	(76)	(6.2)		3,448	3,266	(182)	(5.3)

Capital expenditure of the Exploration & Production segment (euro 3,266 million) concerned essentially development directed mainly outside Italy, in particular	Kazakhstan, Angola and Egypt. Development expenditure in Italy concerned in particular the continuation of work for well drilling, plant and infrastructure in VaI d’Agri and

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sidetrack and infilling work in mature areas. About 86% of exploration expenditure was directed outside Italy in particular Egypt, Nigeria, the United States and Norway. In Italy essentially the offshore of Sicily, the Po valley and the Adriatic Sea. The decline from the first nine months of 2005 (euro 182 million, down 5.3%) was due mainly to the completion of relevant projects in Libya (Bahr Essalam)	and Angola (Block 15 and Benguela/Belize/Lobito/ Tomboco), delays in a number of development projects in Italy and outside Italy and the purchase of an additional 1.85% interest in the Kashagan field in the first quarter of 2005 (euro 169 million) whose effects were offset in part by a more than doubled exploration expenditure in Egypt and Nigeria.

Gas & Power

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Capital expenditure
211	269	58	27.5	Italy	700	617	(83)	(11.9)
9	42	33	..	Outside Italy	41	104	63	..
220	311	91	41.4		741	721	(20)	(2.7)
9	28	19	..	Market	21	41	20	95.2
				Italy	2		(2)	..
9	28	19	..	Outside Italy	19	41	22	..
43	37	(6)	(14.0)	Distribution	102	104	2	2.0
122	185	63	51.6	Transport	448	437	(11)	(2.5)
122	171	49	40.2	Italy	426	374	(52)	(12.2)
	14	14	..	Outside Italy	22	63	41	..
46	61	15	32.6	Power generation	170	139	(31)	(18.2)
220	311	91	41.4		741	721	(20)	(2.7)

Capital expenditure in the Gas & Power segment totalled euro 721 million and related essentially to: (i) development and maintenance of Eni’s primary transmission network in Italy (euro 374 million); (ii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 104 million); (iii) the continuation of the	construction of combined cycle power plants (euro 139 million) in particular at Ferrara and Brindisi. The euro 20 million decline from the first nine months of 2005 (down 2.7%) was due essentially to the conclusion of the plan for electricity generation expansion.

Refining & Marketing

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Capital expenditure
108	109	1	0.9	Italy	302	306	4	1.3
15	32	17	..	Outside Italy	37	67	30	81.1
123	141	18	14.6		339	373	34	10.0
79	75	(4)	(5.1)	Refining and Logistics	195	237	42	21.5
79	75	(4)	(5.1)	Italy	195	237	42	21.5
44	66	22	50.0	Marketing	111	133	22	19.8
29	34	5	17.2	Italy	74	66	(8)	(10.8)
15	32	17	..	Outside Italy	37	67	30	81.1
				Other	33	3	(30)	(90.9)
123	141	18	14.6		339	373	34	10.0

Capital expenditure in the Refining & Marketing segment amounted to euro 373 million and concerned: (i) refining and logistics in Italy (euro 237 million), in	particular actions for improving flexibility and yields of refineries, among which the construction of a new hydrocracking and a new deasphalting unit at the

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Sannazzaro refinery; (ii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 67 million); (iii) the upgrade of the distribution network in Italy (euro 66 million).

Capital expenditure in the Engineering and Construction segment amounted to euro 403 million and concerned: (i) the conversion of the Margaux tanker ship into an FPSO[1] vessel that will operate in Brazil on the Golfinho 2 field; (ii) maintenance and upgrading of equipment; (iii) beginning of fabrication and installation of facilities in the offshore phase of the Kashagan project in Kazakhstan.

Capital expenditure in the Petrochemical segment amounted to euro 52 million and concerned mainly environmental protection actions and compliance with safety and health regulations.

OUTLOOK FOR 2006

Eni reaffirms its 2006 outlook, with key business trends for the year as follows:
  production of liquids and natural gas is forecast to continue growing from 1.74 mmboe/d in 2005. Increases will be achieved outside Italy, mainly in Libya, Angola and Egypt due to the achievement of full production in fields which started-up in 2005 and to new start-ups in 2006. Production for the year is expected to be adversely affected by the loss of the Venezuelan Dación oilfield, the impact of security issues in Nigeria and natural field decline mainly in Italian fields. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, production growth rate for the year is expected to be approximately 3% assuming a Brent crude oil price of approximately $55 per barrel in the market scenario for 2006;
  sales volumes of natural gas in Europe are forecast to increase more than 6% from 2005 levels (94 bcm corresponding to 9,095 mmcf/d) with major increases expected in volumes sold in the Iberian Peninsula, German/Austrian, Turkish and French markets;
  sold production of electricity is expected to increase more than 9% from 2005 levels (22.77 TWh) due to the continuing ramp-up of new production capacity, offset in part by higher levels of maintenance activity;

  refining throughputs on Eni’s account are expected to decline slightly from 2005 due to higher levels of maintenance activity, with Eni’s refineries expected to run at full capacity;
  retail sales of refined products on the Agip branded network in Italy are expected to decline slightly. In the rest of Europe an upward trend of sales is expected to continue; in particular higher sales are expected in Germany, Spain, Austria and France also due to construction/ acquisition of service stations.

In 2006, capital expenditure is expected to amount euro 8.7 billion, representing a 17% increase from 2005. Approximately 90% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing divisions. Main increases are expected in exploration projects, the development of oil and natural gas reserves, upgrading of refineries and upgrading of natural gas transport and import infrastructure. Also the Engineering and Construction segment is expected to increase capital expenditure by 84.5% due to the construction of a new FPSO unit and upgrading of the fleet and logistic centers.
The reduction in forecast capital expenditure for the year, compared to the guidance given at the end of the second quarter of 2006 (euro 9.1 billion) is due mainly to a reduction of forecast amounts in the following business segments: (i) Exploration & Production due to delays in a number of development projects; (ii) Refining & Marketing due to delayed expenditure in certain refining projects.
Management also expects net borrowings to increase from the current level, reflecting cash requirements for capital expenditure planned in the fourth quarter (approximately euro 3.8 billion), for the distribution to shareholders of the interim dividend of euro 0.60 per share for fiscal year 2006 (corresponding to approximately euro 2.2 billion) and repurchase of own shares. At year-end, the ratio of net borrowings to shareholders’ equity including minorities is expected to reach 0.20.

__________________

(1)	Floating Production Storage Offloading.

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Operating review

EXPLORATION & PRODUCTION

Third quarter	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results	(million euro)
6,058	6,562	504	8.3	Net sales from operations		16,112	21,021	4,909	30.5
3,682	4,041	359	9.8	Operating profit		9,031	12,439	3,408	37.7
				Exclusion of inventory holding (gain) loss
3,682	4,041	359	9.8	Replacement cost operating profit		9,031	12,439	3,408	37.7
132	54	(78)		Exclusion of special items:		291	129	(162)
132	48	(84)		- asset impairments		290	180	(110)
	3	3		- gains on disposal of assets			(54)	(54)
	3	3		- provision for redundancy incentives		1	3	2
3,814	4,095	281	7.4	Adjusted operating profit		9,322	12,568	3,246	34.8
				Results also include:
1,013	1,106	93	9.2	Depreciations and amortizations		2,836	3,358	522	18.4
126	255	129	102.4	- of which exploration expenditure		344	656	312	90.7

				Average realizations
55.96	65.20	9.24	16.5	Liquids (1)	($/bbl)	47.98	61.81	13.83	28.8
161.21	192.14	30.93	19.2	Natural gas	($/kmc)	154.32	186.17	31.85	20.6
45.72	52.21	6.49	14.2	Total hydrocarbons	($/boe)	40.17	50.00	9.83	24.5

				Average oil marker prices
61.54	69.49	7.95	12.92	Brent	($/bbl)	53.54	66.96	13.42	25.1
50.44	54.55	4.11	8.1	Brent	(euro/bbl)	42.36	53.82	11.46	27.1
63.05	70.38	7.33	11.6	West Texas Intermediate	($/bbl)	55.26	68.02	12.76	23.1
340.79	214.36	(126.43)	(37.1)	Gas Henry Hub	($/kmc)	270.87	239.08	(31.78)	(11.7)

(1)	Includes condensates.

Results

Third quarter
Replacement cost operating profit for the third quarter of 2006 was euro 4,041 million, up euro 359 million or 9.8% from the third quarter of 2005, reflecting primarily higher realizations in dollars (oil up 16.5%, natural gas up 19.2%) offset in part by: (i) higher operating costs and amortization charges attributable to higher costs for the development of new fields and the maintenance of production levels in certain mature fields, as well as sector specific inflationary pressure; (ii) increased exploration expense (up euro 129 million; euro 134 million on a constant exchange rate basis); (iii) a charge of approximately euro 190 million resulting from the appreciation of the euro over the dollar, also reflecting currency translation effects.

In the third quarter of 2006 special charges of euro 54 million related primarily to asset impairments.

Nine months
Operating profit for the first nine months was euro 12,439 million, up euro 3,408 million, or 37.7% from the first nine months of 2005, reflecting primarily: (i) higher realized prices in dollars (oil up 28.8%; natural gas up 20.6%); (ii) higher sold production volumes (up 11.9 mmboe or 2.6%); (iii) a gain of approximately euro 180 million attributable to a different trend in the euro/dollar

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exchange rate in the nine months as compared to the third quarter. On the negative side the result was affected by higher production costs and amortization charges and an increased exploration expense.	Special charges for the first nine months of 2006, represented by net charges of euro 129 million, concerned the impairment of mineral assets, offset in part by gains on the disposal of mineral assets.

Production

Third quarter	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,715	1,709	(6)	(0.3)	Daily production of hydrocarbons (1)	(kboe)	1,714	1,761	47	2.7
256	235	(21)	(8.2)	Italy		263	239	(24)	(9.1)
502	554	52	10.4	North Africa		467	550	83	17.8
347	365	18	5.2	West Africa		333	372	39	11.7
265	254	(11)	(4.2)	North Sea		280	279	(1)	(0.4)
345	301	(44)	(12.8)	Rest of world		371	321	(50)	(13.5)
152.5	152.3	(0.2)	(0.1)	Production sold (1)	(mmboe)	453.9	465.9	12.0	2.6

1,106	1,041	(65)	(5.9)	Daily production of oil and condensates (1)	(kbbl)	1,104	1,080	(24)	(2.2)
84	77	(7)	(8.3)	Italy		87	79	(8)	(9.2)
318	330	12	3.8	North Africa		306	327	21	6.9
317	315	(2)	(0.6)	West Africa		301	325	24	8.0
171	164	(7)	(4.1)	North Sea		180	177	(3)	(1.7)
216	155	(61)	(28.2)	Rest of world		230	172	(58)	(25.2)

99	109	10	10.1	Daily production of natural gas (1)	(mmcm)	99	111	12	12.1
28	26	(2)	(7.1)	Italy		29	26	(3)	(10.3)
30	36	6	20.0	North Africa		26	36	10	38.5
5	8	3	60.0	West Africa		5	8	3	60.0
15	15		..	North Sea		16	17	1	6.3
21	24	3	14.3	Rest of world		23	24	1	4.3

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method of accounting.

Third quarter
Oil and natural gas production in the third quarter of 2006 averaged 1,709 kboe/d, barely unchanged from the third quarter of 2005 (down 0.3%). Production for the quarter scored a 4.2% increase when excluding the impact of the unilateral cancellation of the contract by the Venezuelan state company PDVSA concerning the Dación field with effect from 1 April 2006 (down 62 kboe/d) and lower entitlements in certain Production Sharing Agreements (PSAs)[2] and buy-back contracts (down 16 kboe/d) due to higher oil prices. Production increases were driven essentially by start-ups/full production of relevant gas projects (Libya, Australia, Egypt and Croatia) and organic growth in Angola and Libya, whose effects were offset in part by field declines in mature areas and the impact of outages and disruptions in Nigeria because of security issues.
Daily production of oil and condensates for the quarter (1,041 kbbl) increased mainly in: (i) Libya for the full production of the Bahr Essalam (Eni’s interest 50%) and el Feel (Eni’s interest 23.3%) fields; (ii) Angola due to the full production of fields in Phase B of the development of Kizomba in Block 15 (Eni’s interest 20%) and the

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(2)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices also affect the share of production to which the contractor is entitled in order to remunerate its expenditure (Profit oil). A similar scheme applies to buy-back contracts.

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ENI REPORT ON THE THIRD QUARTER OF 2006

start-up of the Benguela/Belize/Lobito/Tomboco fields in Block 14 (Eni’s interest 20%); (iii) the United States due to the nearly total recovery of production at facilities damaged by hurricanes in the third and fourth quarter of 2005. Decreases concerned Venezuela and Nigeria due to unforeseen events as described, and the United Kingdom and Italy due to the production decline of mature fields.
Daily production of natural gas for the quarter (109 mmcm) increased mainly in Libya (reaching of full production at the Bahr Essalam field), Nigeria (start-up of trains 4 and 5 of the Bonny LNG plant), Australia (start-up of the gas phase of the Bayu Undan field), Egypt (reaching of full production at the Barboni field, increase in the number of production wells at the eI Temsah 4 platform and an increased supplies to the Damietta LNG plant), Croatia (start-up of the Ika, Ida and Ivana C-K fields). Main declined concerned mature fields in Italy.

Nine months
In the first nine months of 2006 daily production of oil and gas amounted to 1,761 kboe, increasing by 47 kboe from the first nine months of 2005 (up 2.7%). Excluding the impact of the loss of production of the Dación field in Venezuela (down 40 kbbl/d) and of adverse entitlement effects in certain PSAs and buy-back contracts (down 27 kbbl/d) related to increased oil prices, oil and natural gas production increased by 6.7%. In particular organic growth concerned the start-up/reaching full production of relevant gas projects (Libya, Australia, Nigeria, Egypt and Croatia) and higher oil production in Angola and Libya. Production for the quarter was adversely impacted by field declines in mature areas and the impact of outages and disruptions in Nigeria due to social unrest. Production outside Italy covered 86% of the total (85% in the first nine months of 2005).

Daily production of oil and condensates (1,080 kbbl) increased in particular in: (i) Angola, due to the reaching of full production of fields in Phase B of the Kizomba project in Block 15 (Kissanje and Dikanza, Eni’s interest 20%) and North Sanha/Bomboco fields in Block 0 (Eni’s interest 9.8%), as well as the integrated start-up of the Benguela/Belize-Lobito/Tomboco fields	in Block 14 (Eni’s interest 20%); (ii) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni’s interest 50%) as part of the Western Libyan Gas Project and the El Feel field (Eni’s interest 23.3%). Decreases concerned: (i) Venezuela, due to the unilateral cancellation of the contract with the Venezuelan state company PDVSA concerning the Dación field with effect from 1 April 2006; (ii) Nigeria, due to outages and disruptions related to social unrest in the country, offset in part by the reaching of full production of the Bonga field in OML 118 permit (Eni’s interest 12.5%); (iii) Italy, due to technical problems at the FPSO unit on the Aquila field.
Daily production of natural gas (111 mmcm) increased mainly in: (i) Libya, due to the reaching of full production at the Bahr Essalam field (Eni’s interest 50%); (ii) Egypt, for the increase in the number of production wells at the eI Temsah 4 platform and the Barboni field in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni’s interest 40%); (iii) Nigeria, due to increased supplies to the Bonny LNG plant (Eni’s interest 10.4%) related to the start-up of trains 4 and 5; (iv) Australia, due to the start-up of supplies to the Darwin liquefaction plant linked to the Bayu Undan liquid and gas field (Eni’s interest 12.04%); (v) Croatia, due to the start-up of the Ika, Ida and Ivana C-K fields (Eni’s interest 50%) in the Adriatic offshore. These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields.

Hydrocarbon production sold amounted to 465.9 million boe. The 14.9 million boe difference over production was due essentially to own consumption of natural gas (13.7 million boe).

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ENI REPORT ON THE THIRD QUARTER OF 2006

GAS & POWER

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results
4,388	5,265	877	20.0	Net sales from operations	15,550	20,198	4,648	29.9
525	592	67	12.8	Operating profit	2,680	2,499	(181)	(6.8)
(65)	(6)	59		Exclusion of inventory holding (gain) loss	(95)	(26)	69
460	586	126	27.4	Replacement cost operating profit	2,585	2,473	(112)	(4.3)
8	33	25		Exclusion of special items:	56	140	84
				of which:
	24	24		Non-recurring (income) charges		24	24
8	9	1		Other special charges	56	116	60
				- impairments		51	51
6	3	(3)		- environmental provisions	28	42	14
2	5	3		- provision for redundancy incentives	5	22	17
	1	1		- other	23	1	(22)
468	619	151	32.3	Adjusted operating profit	2,641	2,613	(28)	(1.1)

468	619	151	32.3	Adjusted operating profit by business	2,641	2,613	(28)	(1.1)
(15)	186	201	..	Market and Distribution	1,261	1,230	(31)	(2.5)
293	230	(63)	(21.5)	Transport in Italy	908	801	(107)	(11.8)
119	140	21	17.6	Transport outside Italy	339	435	96	28.3
71	63	(8)	(11.3)	Power generation	133	147	14	10.5

Results

Third quarter
Replacement cost operating profit for the third quarter of 2006 was euro 586 million, up euro 126 million, or 27.4%, reflecting primarily: (i) higher natural gas selling margins supported also by a favorable trading environment. Moreover the adverse impact of tariff regulation enacted by the Authority for Electricity and Gas with resolution No. 248/2004[3] for the nine months of 2005 was incurred in full in the third quarter 2005 on the basis of developments of the proceeding with the Authority occurred in said quarter; (ii) an increase in sales of natural gas by consolidated subsidiaries (up 1.04 bcm or 6.7%), including own consumption and higher natural gas volumes transported outside Italy.
These positives were offset in part by lower operating results for the transportation activity in Italy as a consequence of lower tariffs resulting from the implementation of resolution No. 166/2005 by the Italian Authority for Electricity and Gas.
Power generation activities reported operating profit of euro 62 million, with a euro 9 million decline, down 12.7%, due primarily to lower selling margins related to the different trends in energy parameters used for the determination of selling prices and purchase prices of fuels, offset in part by increased volumes sold (up 0.18 TWh or 2.9%).
Special charges for the quarter included euro 33 million of non-recurring charges, and redundancy incentives and environmental provisions.

Nine months
Replacement cost operating profit for the first nine months of 2006 (euro 2,473 million) was down euro 112 million, or 4.3%, due mainly to weaker natural gas selling margins affected by higher purchase prices attributable to the gas shortage occurred earlier in the year and the impact of sector regulation in Italy, partly offset by a favourable trading environment, in particular in the thermoelectric sector. Results for the nine months were also adversely impacted by lower transportation tariffs in Italy and higher special charges. On the positive side, natural gas volumes sold by consolidated subsidiaries increased by 3.64 bcm (corresponding to 472 mmcf) or 6.3% including own consumption. Gas volumes

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(3)	For further information on resolution No. 248/2004 of the Authority for Electricity and Gas see Eni’s First Half Report - Operating Review - Regulation.

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ENI REPORT ON THE THIRD QUARTER OF 2006

transported outside Italy also increased in particular on the GreenStream pipeline.
Power generation activities generated a replacement cost operating profit of euro 146 million, with an increase of euro 20 million, or 15.9%, due mainly to an increase in electricity production sold (2.05 TWh, up 12.3%).	Special charges for the first nine months of 2006 (euro 140 million) included impairments of intangible assets, environmental and redundancy provisions, as well as non-recurring charges (euro 24 million).

Sales

Third quarter	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Natural gas sales	(bcm)
9.52	9.39	(0.13)	(1.4)	Italy to third parties (1)		36.80	36.85	0.05	0.1
1.14	1.36	0.22	19.3	Wholesalers (selling companies)		8.05	8.09	0.04	0.5
0.32	0.31	(0.01)	(3.1)	Gas release		1.39	1.44	0.05	3.6
8.06	7.72	(0.34)	(4.2)	End customers		27.36	27.32	(0.04)	(0.1)
3.11	2.74	(0.37)	(11.9)	Industrial users		9.34	9.83	0.49	5.2
4.50	4.47	(0.03)	(0.7)	Power generation		12.90	12.37	(0.53)	(4.1)
0.45	0.51	0.06	13.3	Residential		5.12	5.12		..
1.48	1.50	0.02	1.4	Own consumption (1)		4.07	4.58	0.51	12.5
4.04	5.31	1.27	31.4	Rest of Europe (1)		16.40	19.79	3.39	20.7
0.39	0.27	(0.12)	(30.8)	Outside Europe		0.95	0.64	(0.31)	(32.6)
15.43	16.47	1.04	6.7	Sales and own consumption of subsidiaries		58.22	61.86	3.64	6.3
1.23	1.62	0.39	31.7	Sales of affiliates (Eni’s share)		5.03	5.68	0.65	12.9
				Italy (1)		0.04	0.01	(0.03)	(75.0)
1.07	1.34	0.27	25.2	Rest of Europe (1)		4.54	5.05	0.51	11.2
0.16	0.28	0.12	75.0	Outside Europe		0.45	0.62	0.17	37.8
16.66	18.09	1.43	8.6	Total natural gas sales and own consumption	(bcm)	63.25	67.54	4.29	6.8
18.26	19.02	0.76	4.2	Transport of natural gas in Italy	(bcm)	63.05	65.54	2.49	3.9
11.67	12.09	0.42	3.6	Eni		40.13	42.12	1.99	5.0
6.59	6.93	0.34	5.2	On behalf of third parties		22.92	23.42	0.50	2.2
6.15	6.33	0.18	2.9	Electricity production sold	(TWh)	16.70	18.75	2.05	12.3

17.58	18.91	1.33	7.6	Sales of natural gas in Europe	(bcm)	66.29	70.41	4.12	6.2
16.11	17.54	1.43	8.9	G&P sales in Europe (1)		61.85	66.28	4.43	7.2
1.47	1.37	(0.10)	(6.8)	Upstream sales in Europe		4.44	4.13	(0.31)	(7.0)

Third quarter
Natural gas sales volumes for the third quarter of 2006 (including own consumption and sales of affiliates) were 18.09 bcm, 1.43 bcm higher, or 8.6% from the third quarter of 2005, primarily reflecting higher sales in the rest of Europe (up 1.54 bcm, or 30.1%) offset in part by lower sales in Italy (down 0.13 bcm, or 1.4%).
The decline in natural gas sales in Italy reflected mainly lower sales to the industrial sector (down 0.37 bcm) offset in part by higher sales to wholesalers (up 0.22 bcm) and to residential and commercial users (up 0.06 bcm).

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Sales volumes in the rest of Europe (5.31 bcm) of consolidated subsidiaries were 1.27 bcm higher, or 31.4%, reflecting increases registered in: (i) sales under long-term supply contracts to Italian importers (up 0.74 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.22 bcm); (iii) sales in Spain (up 0.16 bcm) related to higher supplies to Iberdrola and the start-up of supplies to Hydrocantabrico; (iv) sales in Germany and Austria (up 0.16 bcm).
Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 1.34 bcm, increasing by 0.27 bcm from the third quarter of 2005, mainly to Unión Fenosa Gas and concerned: (i) Unión Fenosa Gas (Eni’s interest 50%) with 0.51 bcm; (ii) Galp Energia (Eni’s interest 33.34%) with 0.47 bcm; (iii) GVS (Eni’s interest 50%) with 0.35 bcm.
Electricity production sold (6.33 TWh) was up to 0.18 TWh, or 2.9%, reflecting the continuing ramp-up of new production capacity, in particular for the start-up of the third power unit at the Brindisi plant (up 0.74 TWh), offset in part by the effects of planned maintenance standstills at Ravenna (down 0.46 TWh).

Nine months
Natural gas sales for the first nine months of 2006 were 67.54 bcm (including own consumption and Eni’s share of affiliates sales), up 4.29 bcm, from the first nine months of 2005, or 6.8%, primarily reflecting higher sales in the rest of Europe, up 3.9 bcm, or 18.6%, and higher natural gas supplies to Eni’s wholly-owned subsidiary EniPower for power generation up 0.51 bcm, or 12.5%.

Despite an increasingly competitive market, natural gas sales in Italy (36.85 bcm) were in line with the first nine months of 2005 (increasing by 0.05 bcm, or 0.1%), reflecting higher sales volumes to the industrial sector (up 0.49 bcm) and to wholesalers (up 0.04 bcm) were offset in part by lower sales to the power generation segment (down 0.53 bcm) related to the switch from natural gas to fuel oil as feedstock for power plants during the gas shortage occurred earlier in the year. Sales under the so called gas release[4] (1.44 bcm) increased by 0.05 bcm from the first nine months of 2005.	Own consumption[5] was 4.58 bcm, up 0.51 bcm, or 12.5%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.
Sales of consolidated subsidiaries in the rest of Europe (19.79 bcm) were 3.39 bcm higher, up 20.7%, reflecting increases registered in: (i) sales under long-term supply contracts to Italian importers (up 1.93 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.90 bcm); (iii) Germany and Austria (0.42 bcm) essentially due to increased spot sales to Gaz de France and Econgas and higher supplies to Eni’s affiliate GVS (Eni’s interest 50%); (iv) France (up 0.32 bcm) relating to higher supplies to industrial operators.

Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 5.05 bcm, up 0.51 bcm mainly to Unión Fenosa Gas and concerned: (i) GVS (Eni’s interest 50%) with 2.15 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 1.54 bcm; (iii) Galp Energia (Eni’s interest 33.34%) with 1.28 bcm.

Eni transported 23.42 bcm of natural gas on behalf of third parties in Italy, an increase of 0.50 bcm from the first nine months of 2005, up 2.2%.

Electricity production sold (18.75 TWh) was up to 2.05 TWh, or 12.3%, reflecting the continuing ramp-up of new production capacity, in particular the third unit at the Brindisi (up 2.79 TWh) and higher production at the Mantova (up 1.19 TWh) plants, offset in part by the effects of planned maintenance standstills at Ferrera Erbognone and Ravenna.

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(4)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm/y) in the four thermal years from 1 October 2004 to 30 September 2008 at the Tarvisio entry point into the Italian network.
(5)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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ENI REPORT ON THE THIRD QUARTER OF 2006

REFINING & MARKETING

Third quarter	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results	(million euro)
9,430	10,185	755	8.0	Net sales from operations		24,177	29,631	5,454	22.6
663	250	(413)	(62.3)	Operating profit		1,528	705	(823)	(53.9)
(428)	83	511		Exclusion of inventory holding (gain) loss		(887)	(171)	716
235	333	98	41.7	Replacement cost operating profit		641	534	(107)	(16.7)
113	30	(83)		Exclusion of special items:		194	108	(86)
118	23	(95)		- environmental provisions		180	84	(96)
2	6	4		- provision for redundancy incentives		9	17	8
14	1	(13)		- provision to the reserve for contingencies		31	4	(27)
				- impairments			1	1
(21)		21		- other		(26)	2	28
348	363	15	4.3	Adjusted operating profit		835	642	(193)	(23.1)

				Global Indicator Refining Margin
7.02	4.27	(2.75)	(39.2)	Brent	($/bbl)	6.02	4.33	(1.69)	(28.1)
5.75	3.35	(2.40)	(41.7)	Brent	(euro /bbl)	4.76	3.48	(1.28)	(26.9)
9.05	6.82	(2.23)	(24.6)	Ural	($/bbl)	8.53	7.04	(1.49)	(17.5)

Results

Third quarter
Replacement cost operating profit for the third quarter of 2006 was euro 333 million, up euro 98 million or 41.7% from the third quarter of 2005 resulting from: (i) higher realised refining margins attributable to the difference in prices of light and heavy crude, which has been captured by Eni’s refining system due to its high conversion rate, in spite of a negative trend in market benchmarks (Brent margins were down 2.75 $/bbl or 39.2% from a year ago). Results for the refining business were adversely affected by the appreciation of the euro over the dollar and lower refining throughputs; (ii) lower special charges due to lower environmental provisions; (iii) the improved performance of marketing activities in Italy attributable to higher retail margins offset in part by lower volumes sold and the effect of the divestment of Italiana Petroli (IP) in September 2005; (iv) higher retail margins and volumes sold in marketing activities in the rest of Europe.
The third quarter result included special charges of euro 30 million related primarily to environmental provisions and provisions for redundancy incentives.

Nine months
Replacement cost operating profit for the first nine months of 2006 of euro 534 million declined by euro 107 million from the first nine months of 2005 (down 16.7%) reflecting in particular: (i) the decline in operating performance of the refining business, reflecting the unfavourable trading environment and refinery outages, the effects of which were partially offset by the depreciation of the euro over the dollar; (ii) the decline in operating performance of Italian marketing activities due to lower retail margins registered in the first and second quarter, and the effects of competitive pressures in terms of lower volumes sold and the divestment of Italiana Petroli. On the positive side, special charges were lower than a year ago and marketing activities in the rest of Europe performed well.
Special charges for the first nine months of 2006 of euro 108 million concerned essentially provisions to the environmental risk reserve and employee redundancy incentives.

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ENI REPORT ON THE THIRD QUARTER OF 2006

Refining throughputs and sales

Third quarter	(mmtonnes)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

10.33	9.78	(0.55)	(5.3)	Refining throughputs on own account	28.54	27.79	(0.75)	(2.6)
9.16	8.56	(0.60)	(6.6)	Refining throughputs on own account in Italy	25.21	24.30	(0.91)	(3.6)
				Refining throughputs on own account
1.17	1.22	0.05	4.3	in rest of Europe	3.33	3.49	0.16	4.8
13.16	13.09	(0.07)	(0.5)	Sales	37.97	37.95	(0.02)	..
2.29	2.24	(0.05)	(2.2)	Retail Italy Agip brand	6.55	6.50	(0.05)	(0.8)
0.34		(0.34)	..	Retail Italy IP brand	1.30		(1.30)	..
0.99	1.03	0.04	4.0	Retail rest of Europe	2.76	2.85	0.09	3.3
2.58	2.46	(0.12)	(4.7)	Wholesale Italy	7.65	7.48	(0.17)	(2.2)
1.05	1.07	0.02	1.9	Wholesale rest of Europe	3.01	3.13	0.12	4.0
0.09	0.10	0.01	11.1	Wholesale rest of World	0.29	0.31	0.02	6.9
5.82	6.19	0.37	6.4	Other sales	16.41	17.68	1.27	7.7

13.16	13.09	(0.07)	(0.5)	Refined product sales by region	37.97	37.95	(0.02)	..
7.71	7.47	(0.2)	(3.1)	Italy	22.42	22.31	(0.11)	(0.5)
2.04	2.10	0.06	2.9	Rest of Europe	5.77	5.98	0.21	3.6
3.41	3.52	0.11	3.2	Rest of World	9.78	9.66	(0.12)	(1.2)

Third quarter
Refining throughputs on own account for the third quarter of 2006 in Italy and outside Italy (9.78 mmtonnes) declined by 550 ktonnes (down 5.3%) from the first nine months of 2005, reflecting lower throughputs at the Gela refinery due to technical issues, in addition to the accident occurred at the Priolo refinery and Sannazzaro refinery due to longer maintenance standstill. These declines were partially offset by higher throughputs at the Livorno, Taranto and Venice refineries. Sales of refined products for the third quarter were 13.09 mmtonnes, down 70 ktonnes from the third quarter of 2005, or 0.5%, due to lower sales on Agip branded retail and wholesale markets in Italy (down 0.17 mmtonnes) partially offset by higher retail and wholesale sales in the rest of Europe (up 60 ktonnes or 2.9%).
The 340 ktonnes impact on retail sales in Italy due to the divestment of Italiana Petroli was partially offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.

Sales of refined products on the Agip branded network in Italy (2.24 mmtonnes) declined by 50 ktonnes due to competitive pressures.

Sales of refined products on the retail markets in the rest of Europe (1.03 mmtonnes) increased principally in Central Eastern Europe in connection with the acquisition and lease of service stations.	Nine months
Refining throughputs on own account for the first nine months of 2006 in Italy and outside Italy (27.79 mmtonnes) declined 750 ktonnes (down 2.6%) from the first nine months of 2005, reflecting lower throughputs at the Sannazzaro and Livorno refineries due to planned maintenance standstills and for the accident occurred at Priolo in April. These declines were partially offset by higher throughputs at the Gela and Venice refineries. In the first nine months refineries worked at full capacity.
Sales of refined products for the first nine months were 37.95 mmtonnes, in line with the first nine months of 2005, the 220 ktonnes decline on retail and wholesale markets in Italy was offset by the 210 ktonnes increase in the rest of Europe. The 1.3 mmtonnes reduction in retail sales volumes due to the divestment of the entire share capital of Italiana Petroli which occurred in September 2005 was offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.
Sales on the Agip branded network in Italy were 6.50 mmtonnes, down 50 ktonnes due to competitive pressure. Market share of the Agip branded network (29.4% in the first nine months of 2006) declined slightly from the first nine months of 2005 (29.6%).
Sales volumes of refined products on retail markets in the rest of Europe increased by 90 ktonnes, or 3.3%,

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ENI REPORT ON THE THIRD QUARTER OF 2006

reflecting principally higher sales volumes in Germany and Spain. Sales on wholesale markets in Italy (7.48 mmtonnes) declined by 170 ktonnes from the first nine months of	2005, in particular in fuel oil and diesel fuel. Sales on wholesale markets in the rest of Europe increased by 100 ktonnes, up 3.3%, due to higher volumes sold in Germany and Spain.

PETROCHEMICALS

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,599	1,743	144	9.0	Net sales from operations	4,598	5,083	485	10.5
(51)	31	82	..	Operating profit	165	100	(65)	(39.4)
(12)	5	17		Exclusion of inventory holding (gain) loss	(19)	(56)	(37)
(63)	36	99	..	Replacement cost operating profit	146	44	(102)	(69.9)
20	1	(19)		Exclusion of special items:	41	21	(20)
	4	4		- provision for redundancy incentives		5	5
25		(25)		- provision to the reserve for contingencies	30	20	(10)
				- impairments	18		(18)
(5)	(3)	2		- other	(7)	(4)	3
(43)	37	80	..	Adjusted operating profit	187	65	(122)	(65.2)

Results

Third quarter
In the third quarter of 2006 replacement cost operating income amounted to euro 36 million as compared to a replacement cost operating loss of euro 63 million in the third quarter of 2005. The euro 99 million improvement was due to higher product selling margins, mainly the cracker margin, and, to a lower extent, the aromatics business. These positive factors were offset in part by the impact of the accident occurred at the Priolo refinery in April in terms of lower production.

Nine months
In the first nine months of 2006 replacement cost operating profit amounted to euro 44 million with a euro 102 million decline (down 69.9%) from the first nine months of 2005, due mainly to lower product selling margins in the first and second quarter affecting all businesses with the exception of the polyethylene business. Such trend in selling margins was due to increases in the cost of oil-based feedstocks not transferred to selling prices. Results for the nine months were also adversely impacted by the accident occurred at the Priolo refinery in April resulting in lower product availability. These negative factors were offset in part by the positive effect of Eni’s sales mix along with an improved industrial and commercial performance.
Special charges for the first nine months of 2006 of euro 21 million concerned essentially provisions to the risk reserve.

Product availability and sales

Third quarter	(ktonnes)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,824	1,728	(96)	(5.3)	Production	5,403	5,283	(120)	(2.2)
1,414	1,261	(153)	(10.8)	Sales	4,087	3,941	(146)	(3.6)
757	680	(77)	(10.2)	Basic petrochemicals	2,276	2,100	(176)	(7.7)
256	248	(8)	(3.1)	Styrene and elastomers	774	763	(11)	(1.4)
401	333	(68)	(17.0)	Polyethylene	1,037	1,078	41	4.0

Contents

ENI REPORT ON THE THIRD QUARTER OF 2006

Third quarter
In the third quarter of 2006 sales of petrochemical products (1,261 ktonnes) decreased by 153 ktonnes from the third quarter of 2005 (down 10.8%), due mainly to lower product availability related to the slow recovery of the Priolo cracker resulting from the accident occurred in April 2006 to the nearby refinery which also led to a decline in polyethylene production in Sicily. These negatives were offset in part by positive sales in intermediates (cycloexanol) and styrenes.
Petrochemical production (1,728 ktonnes) declined by 96 ktonnes from the third quarter of 2005 (or 5.3%) in particular due to the slow recovery of the Priolo cracker, offset by higher production at Porto Marghera and Feluy.	Nine months
In the nine months of 2006 sales of petrochemical products (3,941 ktonnes) declined from the nine months of 2005 (down 3.6%). Declines concerned basic petrochemicals (down 7.7%), due to lower feedstock availability, resulting from the outage of the Priolo cracker as a consequence of the accident occurred in late April at the nearby refinery, and styrenes (down 2.1%) related to the shutdown of the Ravenna ABS plant in the second quarter of 2005 and to weak demand. Increases concerned polyethylene (up 4%) and aromatics (in particular xylenes up 8.4%) due to higher demand.
Petrochemical production (5,283 ktonnes) declined from the first nine months of 2005 (down 2.2%). Lower cracker production due to the standstill of the Priolo refinery was offset in part by higher production at Porto Marghera, Sarroch and Dunkerque.

ENGINEERING AND CONSTRUCTION

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,568	1,930	362	23.1	Net sales from operations	3,924	5,010	1,086	27.7
60	145	85	141.7	Operating profit	172	356	184	107.0
				Exclusion of special items
60	145	85	141.7	Adjusted operating profit	172	356	184	107.0

Results

Third quarter
Operating profit for the third quarter of 2006 was euro 145 million, up euro 85 million from the second quarter of 2005. This increase was recorded in particular in the following areas: (i) Onshore, due to higher activity related essentially to the start-up of some large projects acquired in 2005; (ii) Offshore drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semisubmersible platforms and higher activity levels of the Saipem 10000 drilling ship and Perro Negro 5 jack-up.

Nine months
Operating profit for the first nine months of 2006 was euro 356 million, up euro 184 million from the first nine months of 2005. This increase was recorded in particular in the following areas: (i) Onshore due to higher activity related essentially to the start-up of some large projects acquired in 2005; (ii) Offshore, due to higher activity in the Caspian region; (iii) Offshore drilling, due to higher tariffs for the Scarabeo 3 and

Scarabeo 5 semisubmersible platforms and higher activity levels of the drilling vessel Saipem 10000 and Perro Negro 5 jack-up.

Among the main orders acquired in the first nine months of 2006 were:
  an EPC contract for Saudi Aramco for the construction of four trains for gas and crude separation with a total capacity of 1,200 kbbl/d and facilities for production within the development of the onshore Khursaniyah field in Saudi Arabia;
  a contract for the conversion of an oil tanker into an FPSO unit with production capacity of 60 kbbl/d and storage capacity of 1,800 kbbl for the development of the Gimboa field offshore Angola at a depth of 700 meters for Sonangol P&P;
  an EPIC contract for Burullus Gas Co for the construction of underwater systems for the development of eight new wells within the expansion plan of the Scarab/Saffron and Simian fields offshore the Nile Delta;

Contents

ENI REPORT ON THE THIRD QUARTER OF 2006

(million euro)	Nine months
2005	2006	Change	% Ch.

Orders acquired (1)	6,815	8,604	1,789	26.3
Offshore construction	2,442	2,860	418	17.1
Onshore construction	4,058	4,179	121	3.0
Offshore drilling	186	1,264	1,078	579.6
Onshore drilling	129	301	172	133.3
Eni	623	1,578	955	153.3
Third parties	6,192	7,026	834	13.5
Italy	544	700	156	28.7
Outside Italy	6,271	7,904	1,633	26.0

(million euro)	Nine months
31.12.2005	30.09.2006	Change	% Ch.

Order backlog (1)	10,122	12,914	2,792	27.6
Offshore construction	3,721	4,268	547	14.7
Onshore construction	5,721	6,852	1,131	19.8
Offshore drilling	382	1,381	999	261.5
Onshore drilling	298	413	115	38.6
Eni	695	1,885	1,190	171.2
Third parties	9,427	11,029	1,602	17.0
Italy	1,209	1,362	153	12.7
Outside Italy	8,913	11,552	2,639	29.6

(1)	Includes the Bonny project for euro 5 million in orders acquired and euro 110 million in order backlog.

  a 16-month long contract for the use of the semisubmersible drilling platform Scarabeo 7 in Nigeria for Exxon Mobil.

Orders acquired amounted to euro 8,604 million, of these projects to be carried out outside Italy represented 92%, while orders from Eni companies amounted to 18% of the total. Eni’s order backlog was euro 12,914 million at 30 September 2006 (euro 10,122 million at 31 December 2005). Projects to be carried out outside Italy represented 89% of the total order backlog, while orders from Eni companies amounted to 15% of the total.

Contents

ENI REPORT ON THE THIRD QUARTER OF 2006

Non-GAAP measures
Reconciliation of reported operating profit and net profit to results on a replacement cost basis and on an adjusted basis

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.
Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is calculated by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of	the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
Certain infrequent or unusual incomes or charges are recognized as special items because of their significance. Special items include also certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

(million euro)

Third quarter 2006

E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	4,041	592	250	31	145	(185)	(65)	19	4,828
Exclusion of inventory holding (gains) losses		(6)	83	5					82
Replacement cost operating profit	4,041	586	333	36	145	(185)	(65)	19	4,910
Exclusion of special items
of which:
Non-recurring (income) charges		24							24
Other special charges:	54	9	30	1		91	8		193
environmental charges		3	23			12			38
asset impairments	48					6			54
gains on disposal of assets	3								3
provisions to the reserve for contingencies			1			53			54
provision for redundancy incentives	3	5	6	4		15	2		35
other		1		(3)		5	6		9
Special items of operating profit	54	33	30	1		91	8		217

Adjusted operating profit	4,095	619	363	37	145	(94)	(57)	19	5,127

Reported net profit pertaining to Eni									2,422
Exclusion of inventory holding (gains) losses									30
Replacement cost net profit pertaining to Eni									2,452
Exclusion non-recurring (income) charges									19
Exclusion other special charges									149

Adjusted net profit pertaining to Eni									2,620

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ENI REPORT ON THE THIRD QUARTER OF 2006

(million euro)

Third quarter 2005

E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	3,682	525	663	(51)	60	(378)	(125)	(106)	4,270
Exclusion of inventory holding (gains) losses		(65)	(428)	(12)					(505)
Replacement cost operating profit	3,682	460	235	(63)	60	(378)	(125)	(106)	3,765
Exclusion of special items
of which:
Non-recurring (income) charges
Other special charges:	132	8	113	20		283	125		681
environmental charges		6	118			173			297
asset impairments	132					24			156
gains on disposal of assets
provisions to the reserve for contingencies			14	25		87	119		245
provision for redundancy incentives		2	2			3	6		13
other			(21)	(5)		(4)			(30)
Special items of operating profit	132	8	113	20		283	125		681

Adjusted operating profit	3,814	468	348	(43)	60	(95)		(106)	4,446

Reported net profit pertaining to Eni									2,340
Exclusion of inventory holding (gains) losses									(317)
Replacement cost net profit pertaining to Eni									2,023
Exclusion of special items									423

Adjusted net profit pertaining to Eni									2,446

Contents

ENI REPORT ON THE THIRD QUARTER OF 2006

(million euro)

Nine months 2006

E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	12,439	2,499	705	100	356	(401)	(207)	(121)	15,370
Exclusion of inventory holding (gains) losses		(26)	(171)	(56)					(253)
Replacement cost operating profit	12,439	2,473	534	44	356	(401)	(207)	(121)	15,117
Exclusion of special items
of which:
Non-recurring (income) charges		24							24
Other special charges:	129	116	108	21		179	20		573
environmental charges		42	84			64			190
asset impairments	180	51	1			10			242
gains on disposal of assets	(54)								(54)
provisions to the reserve for contingencies			4	20		75			99
provision for redundancy incentives	3	22	17	5		16	14		77
other		1	2	(4)		14	6		19
Special items of operating profit	129	140	108	21		179	20		597

Adjusted operating profit	12,568	2,613	642	65	356	(222)	(187)	(121)	15,714

Reported net profit pertaining to Eni									7,697
Exclusion of inventory holding (gains) losses									(180)
Replacement cost net profit pertaining to Eni									7,517
Exclusion non-recurring (income) charges									19
Exclusion other special charges									521

Adjusted net profit pertaining to Eni									8,057

Contents

ENI REPORT ON THE THIRD QUARTER OF 2006

(million euro)

Nine months 2005

E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	9,031	2,680	1,528	165	172	(637)	(336)	(172)	12,431
Exclusion of inventory holding (gains) losses		(95)	(887)	(19)					(1,001)
Replacement cost operating profit	9,031	2,585	641	146	172	(637)	(336)	(172)	11,430
Exclusion of special items
of which:
Non-recurring (income) charges
Other special charges:	291	56	194	41		433	182		1,197
environmental charges		28	180			267	46		521
asset impairments	290			18		28			336
gains on disposal of assets
provisions to the reserve for contingencies			31	30		130	119		310
provision for redundancy incentives	1	5	9			3	17		35
other		23	(26)	(7)		5			(5)
Special items of operating profit	291	56	194	41		433	182		1,197

Adjusted operating profit	9,322	2,641	835	187	172	(204)	(154)	(172)	12,627

Reported net profit pertaining to Eni									6,683
Exclusion of inventory holding (gains) losses									(628)
Replacement cost net profit pertaining to Eni									6,055
Exclusion of special items									800

Adjusted net profit pertaining to Eni									6,855

Contents

ENI REPORT ON THE THIRD QUARTER OF 2006

Special items

Third quarter	(million euro)	Nine months
2005	2006	2005	2006

		Exclusion of special items:
		of which:
	24	Non-recurring (income) charges		24
681	193	Other special charges	1,197	573
297	38	environmental charges	521	190
156	54	asset impairments	336	242
	3	gains on disposal of assets		(54)
245	54	provisions to the reserve for contingencies	310	99
13	35	provision for redundancy incentives	35	77
(30)	9	other	(5)	19
681	217	Special items of operating profit	1,197	597
(107)	(70)	Financial expense (income) and expense (income) from investments	(105)	(84)
574	147	Non-recurring items before income taxes	1,092	513
(151)	21	Income taxes	(292)	27
423	168	Total special items	800	540

Adjusted operating profit

Third quarter	(million euro)	Nine months
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Adjusted operating profit
3,814	4,095	281	7.4	Exploration & Production	9,322	12,568	3,246	34.8
468	619	151	32.3	Gas & Power	2,641	2,613	(28)	(1.1)
348	363	15	4.3	Refining & Marketing	835	642	(193)	(23.1)
(43)	37	80	..	Petrochemicals	187	65	(122)	(65.2)
60	145	85	141.7	Engineering and Construction	172	356	184	107.0
(95)	(94)	1	1.1	Other activities	(204)	(222)	(18)	(8.8)
	(57)	(57)	..	Corporate and financial companies	(154)	(187)	(33)	(21.4)
(106)	19	125		Unrealized profit in inventory	(172)	(121)	51
4,446	5,127	681	15.3		12,627	15,714	3,087	24.4

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
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Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome
Layout and supervision: Studio Joly Srl - Rome
Digital printing: Marchesi Grafiche Editoriali SpA - Rome

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it